# Building for the future











EAT LAKES BANCORP INC

# Contents



Since our inception in 1999, we have been building for the future, and as we continued to surpass our goals in 2003, we also continued to build. The Bank surpassed $300 million in assets, something only 16% of the country's banks have accomplished. We unveiled our first newly built branch in the suburb of Snyder and began the construction of the second in the Town of Tonawanda. Our ultimate dedication to customer service resulted in expanded hours, more ATMs and free online banking. In a city where practically every corner contains an architectural gem, we are proud to be building a legacy of exceptional service and commitment to community.



North Tonawanda
4
Town of Tonawanda
7
East Amherst
Snyder
6
Kenmore
3
Cheektowaga
Buffalo
2
1
West Seneca
5


Coming Soon

## Branch Offices

Corporate Headquarters
1 Main & Jewett Pkwy
2421 Main Street
Buffalo, NY 14214
961-1900

2 Downtown
47 Court Street
Buffalo, NY 14202
842-0827

3 Kenmore
410 Kenmore Avenue
Buffalo, NY 14223
862-8080

4 North Tonawanda
107 Main Street
North Tonawanda, NY 14120
614-3600

5 West Seneca
320 Orchard Park Road
West Seneca, NY 14224
824-6200

6 Snyder
4950 Main Street
Amherst, NY 14226
250-4950

7 Town of Tonawanda
3438 Delaware Avenue
Kenmore, NY 14217
505-5400

# Five-Year Financial Summary*



867
(921)
(1,080)
Income (loss)




143
224,584
113,175
47,015
Assets




142,258
68,870
13,420
Loans




197,029
101,133
37,167
Deposits


| | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| **SELECTED YEAR-END BALANCES** | | | | |
| Total assets | $386,143 | $224,584 | $113,175 | $47,015 |
| Total shareholder's equity | 18,063 | 17,603 | 11,695 | 9,472 |
| Total loans (net) | 225,952 | 142,258 | 68,870 | 13,420 |
| Total deposits | 360,640 | 197,029 | 101,133 | 37,167 |
| **SUMMARY RESULTS OF OPERATIONS** | | | | |
| Interest income | $13,804 | $9,048 | $4,443 | $1,655 |
| Interest expense | 6,235 | 4,692 | 2,858 | 893 |
| Net interest income | 7,569 | 4,356 | 1,585 | 762 |
| Provision for loan losses | 440 | 471 | 834 | 92 |
| Net interest income after provision for loan losses | 7,129 | 3,885 | 751 | 670 |
| Non-interest income | 1,284 | 1,158 | 631 | 32 |
| Non-interest expense | 6,066 | 4,114 | 2,888 | 2,332 |
| Income (loss) before taxes | 2,347 | 929 | (1,506) | (1,630) |
| Income tax provision (benefit) | 1,021 | 62 | (585) | (550) |
| Net income (loss) | 1,326 | 867 | (921) | (1,080) |
| **PER SHARE DATA** | | | | |
| Net income (loss), basic and diluted | $0.64 | $0.42 | $(0.79) | $(0.98) |
| Book value | 8.70 | 8.47 | 7.77 | 8.56 |
| Average number of shares outstanding | 2,077,370 | 2,068,466 | 1,171,780 | 1,105,960 |
| **GROWTH AND SIGNIFICANT RATIOS*** | | | | |
| % Change in net income (loss) | 52.94% | 194.14% | 14.72% | * |
| % Change in assets | 71.94% | 98.44% | 140.72% | 211.13% |
| % Change in loans | 58.83% | 106.56% | 413.19% | * |
| % Change in deposits | 83.04% | 94.82% | 172.10% | * |
| % Change in equity | 2.61% | 50.52% | 23.47% | -8.02% |
| Equity to asset ratio | 4.68% | 7.84% | 10.33% | 20.15% |
| Return on average assets | 0.45% | 0.52% | -1.22% | -3.83% |
| Return on average equity | 7.47% | 5.30% | -9.76% | -11.04% |
| Average equity to average assets | 5.99% | 9.81% | 12.52% | 34.66% |
| Efficiency ratio (1) | 68.52% | 74.61% | 130.32% | 293.70% |

* The Bank began operations in October 1999. Balances are not displayed for that year but are reflected in certain growth and significant ratios, when practical.

(1) Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains and losses.

We continued the development of our branch network, aggressively grew core deposits, prudently expanded our loan portfolio and improved earnings.

# To Our Shareholders, Customers and Friends

The focus of this year's annual report is the continued development of our branch network and our customer service culture. We have featured a number of our branch offices in this report and some of the customers who have made our rapid growth possible. Our slogan "You're worth more here" is the essence of the customer-focused culture that is the foundation of our long list of successes.

### Strong Performance

In 2003, we set out to continue the development of our branch network, aggressively grow core deposits, prudently expand our loan portfolio and improve earnings on a month-to-month basis. We are pleased to report that we accomplished all of these goals. In June, we opened our sixth full-service office, in Snyder. In 2003, we also started construction on our seventh office in the Town of Tonawanda and acquired sites for two additional offices. During 2003, assets grew by $161.6 million (or 72%) to $386.1 million. Deposits grew by over $163 million (or 83%) to $360.6 million and our loan portfolio increased by over $83 million (or 58%) to $225.9 million. Most importantly, earnings also showed consistent month-to-month improvement. Earnings increased by $458 thousand to $1.3 million – an increase of 53%. Earnings per share in 2003 were $0.64 as compared to $0.42 in 2002. 2003 was a year of exceptional growth and development for our Bank.

### Continued Expansion

Our seventh full-service office is opening in May of this year. In April, we started construction of a new office to replace our existing Kenmore branch, which we have outgrown. The new Kenmore office will be located at the corner of Kenmore and Starin Avenues in the City of Buffalo. This site will allow for the continued growth of this very successful branch. Sites for branches in East Amherst and Cheektowaga have also been acquired and we are moving forward as quickly as possible with the development of these strategic locations. All of these branches will mirror the unique architectural design of our Snyder office, which incorporates design elements from our historic headquarters. All are in high-traffic, high-density residential neighborhoods that will provide substantial opportunities for the continued expansion of our customer and deposit base.

### Supporting Growth

In 2003, we continued to focus our efforts on reinforcing and enhancing our customer service culture. During the year, our staff grew from 62 full-time equivalent employees to 98 full-time equivalents and our actual employee count exceeded 100. We have been fortunate to attract a qualified, highly motivated group of associates who understand that the only thing differentiating us from our competitors is superior customer service.

In April 2003, we incorporated a holding company, Great Lakes Bancorp, Inc., which became the sole shareholder of Greater Buffalo Savings Bank. In August, Great Lakes Bancorp, Inc. borrowed $5 million and infused this amount into the Bank, allowing us to continue to grow while permanent capital was raised. In December, a rights offering was presented to our existing shareholders. The response was terrific. Existing shareholders

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purchased new shares, adding more than $16.3 million to our capital accounts. This provides more than adequate capital to fund the near term growth of the Bank. During 2003, we launched a number of new and modified products to meet the needs of our community, including BounceProof℠ Checking, an enhanced student savings account and CDARS® (Certificate of Deposit Account Registry Service). CDARS is a unique and proprietary product that allows our Bank to offer large depositors full FDIC coverage on certificates of deposit in excess of $100,000. We have also enhanced our lending products to retail and business customers and have entered the indirect auto finance business. Indirect auto lending will help to further diversify the Bank's loan portfolio and provide high-quality, shorter-term loans that are underwritten and serviced by the Bank. We also greatly expanded our ATM network by entering into an agreement with another bank that provides our customers free access to over 300 additional ATMs in New York State.

Continual progress has been achieved in building and expanding the Bank's infrastructure to prudently manage our rapid growth. In March of this year, we began the renovation of the former Pierce-Arrow factory building located at the rear of our existing headquarters on Main Street. This 54,000 square foot building is currently being converted to much needed office space. With the addition of this space, the Bank will have ample room for the foreseeable future. When we purchased this complex in 1999, we envisioned having a banking campus on site to house the expected employee growth. This day has arrived. We remain committed to constantly enhancing our infrastructure to support the growth of our Bank.

### Customer Service Culture

During 2003, we opened over 5,000 new checking and savings accounts and originated over 1,200 new loans. As our customer base continues to grow, our staff is continually reminded of the absolute necessity of delivering nothing less than excellent customer service. During the year, we formed a bank-wide "Value Team," whose sole purpose is to focus on improving and evaluating customer service and to constantly emphasize our core values of integrity, customer focus, teamwork, enthusiasm, success and fun.

### Creating Shareholder Value

Since our first full year of operations in 2000, assets have grown at an annually compounded growth rate of 101.8%. During this period, loans grew at an average annual growth rate of 155.7% and deposit growth averaged 113.3% annually. Our growth has been exceptional. We celebrated surpassing $300 million in assets in August, and by year-end our assets exceeded $386 million. At year-end, the FDIC reported that there were 9,122 banks operating in the United States, and only 1,436 of them (or 16%) have assets exceeding $400 million. After just four short years, we have risen to the status of being among the top 16% of banks in the country, in terms of asset size. Our goal isn't to be the largest bank in our market. It is to be the most customer-friendly, and to be recognized for superior customer service that is specifically targeted to meet the needs of our community. At year-end, our market share in the Greater Buffalo marketplace is only 1.4%, so we have plenty of opportunity for further growth.

■ *Our goal isn't to be the biggest bank in our market. It is to be the most customer-friendly and to be recognized for superior customer service.*

**2004 Focus**

A survey of existing customers was recently completed, seeking their evaluation of our performance and their guidance and advice as we look to the future. Our customers gave us high marks for customer service, but told us that they wanted more branches, extended business hours (including Sundays), better access to ATMs, free Internet bill payment and free checks to access their home equity lines-of-credit. In response, we entered into an agreement to provide free access to over 300 additional ATMs throughout the state. We did away with our fee for using our Internet-based bill-payment services and began offering extended hours on Thursday, Friday and Saturday. We now provide free home equity line of credit checks and have reaffirmed our commitment to continue to expand our branch network to make it convenient for everyone in our market area to bank with us. In May of this year, we began to offer Sunday hours in a number of our offices. These are the first full-service branches to offer Sunday hours in our marketplace. As one of the few area banks having Buffalo based management, we have an advantage in being able to quickly react to customers' needs.

Our focus in 2004 will be to continue to meet and exceed our customers' expectations. We want to increase our market share, control costs, improve efficiencies and continue to improve profitability. In the near future, we will launch an advertising campaign to increase and enhance the community's awareness of our Bank. The campaign will focus on the fact that we are Buffalo's only locally owned bank, one that's big enough to provide the best interest rates, free Internet banking and all of the same services as our national and regional competitors. We drive home the message that it's time for Buffalonians to "come home to Greater Buffalo Savings Bank".

We will continue to customize existing products and to introduce new products like TotalBanking™ to meet the needs of our community. TotalBanking is an interest-bearing checking account that will eliminate the need for customers to maintain both a checking and a savings account. TotalBanking will provide customers with all the features of our standard free checking product, while paying them the highest interest rate we offer. In 2004, we will place emphasis on building our commercial real estate, business loan and indirect auto portfolios and increasing our non-interest income by exploring new but complementary lines of business.

**In Closing**

We want to thank two members of our original Board of Directors, who have completed their service to our Bank: Sarah Hill Buck and Brenda Williams-McDuffie. Both have served since the inception of the Bank and have contributed greatly to our success.

Our Bank enjoyed a banner year in 2003. We remain focused on controlled and structured growth in 2004 and want to thank our shareholders, customers and friends for helping us reach this point in our development. We want to particularly thank our staff for their commitment and unwavering dedication to the Bank and its customers.

Barry M. Snyder
Chairman of the Board

Andrew W. Dorn, Jr.
President & CEO


Andrew W. Dorn, Jr.



# Building Our Bank

With the addition of our sixth full-service office located in the heart of Snyder and the construction of our seventh office on Delaware Avenue in the Town of Tonawanda, the rapid growth of our Bank was plain to see. In 2003, the Snyder branch was the first newly built branch in the Bank's history incorporating the unique architectural flourishes of our historic headquarters. The Town of Tonawanda branch and future locations in East Amherst and Cheektowaga will follow this prototype resulting in a stronger and consistent image of our Bank throughout the area.





In March 2004, renovations began on the 54,000 square foot building adjacent to the Bank's corporate headquarters, at 2421 Main Street. The transformation of the former Pierce-Arrow automobile factory will complete the development of our Main Street Banking Campus, and will be a catalyst to the growth of the surrounding neighborhood.

## Bradford Exploration, Inc.



*"The personal attention our company receives from Greater Buffalo Savings Bank is simply extraordinary. In a fluctuating industry such as ours, it's always comforting to know that our bank is on top of everything."*

*Kevin Brady - GBSB*
*Renita Bolden*



*"Banking with GBSB is an absolute pleasure. My branch is open seven days a week; everybody there is very friendly, and they always take care of everything I need."*

*Mary Jo Suffoletta - GBSB*
*Mel Reinheimer*

We're always working to provide our customers with the most extraordinary individual service.

# Building Customer Loyalty

The results of our Bank's unerring dedication to the highest level of service were reflected by the overwhelming response to a recently conducted customer survey. Over 97% of our customers gave us high marks for customer service but told us that they wanted more branches, extended business hours (including Sundays), better access to ATMs, free Internet bill payment and free checks to access their home equity lines of credit.

**We didn't just listen. We responded to our customers' suggestions with the following:**

- Extended hours on Thursday, Friday and Saturday
- Sunday hours at select locations
- Expanded ATM network
- Free online banking and free bill-payment services at gbsb.com
- Free home equity line of credit checks
- Additional locations underway in Cheektowaga and East Amherst

At Greater Buffalo Savings Bank, we're always working to provide our customers with the most extraordinary individual service ensuring that whenever a customer walks into a branch or logs on to our website, they are truly "worth more here".



*"When I returned to Buffalo after 30 years, I investigated all the banks in the area. GBSB was small enough to meet my personal needs, and provides the highest level of service that I've ever experienced."*

*Connie Ervin*
*Eric Gadley - GBSB*



**Capital Management Services, Inc.**

*"GBSB has played a crucial role in our company's success. They provided the initial financing to get us off the ground and with the support of the Bank's devoted staff, our business has grown to over 550 employees."*

*Daniel Abadir*
*Mary Ann Palmer - GBSB*
*Jeffrey Hauser*
*Marshall Houck - GBSB*

# Building A Greater Buffalo

As Buffalo's only locally owned bank, we have a responsibility to the community we love. This dedication is reflected in everything we do, from hands-on charity work to commercial loans for local businesses. Greater Buffalo Savings Bank is very active with local charities, sponsoring events organized by our own "Helping Hands" committee for which our employees devote endless hours of volunteer service.

In order to prevent the Buffalo China plant from closing, the Bank helped Niagara Ceramics to negotiate a complicated transaction, getting the job done quickly and efficiently. We are proud to have played a part in saving the plant and the jobs of 200 workers. As our bank continues to grow, our focus will never waver from the area in which we live and work. Our goal isn't to be the biggest bank, it's to be Buffalo's bank.

*The mission of our "Helping Hands" committee is consistent with the Bank's ultimate goal: "to provide the gift of time and effort to various organizations throughout the community".*



**Niagara Ceramics Corporation**

*"When other banks were reluctant to lend us money, Greater Buffalo Savings Bank helped save the jobs of 200 workers at Niagara Ceramics."*

*Robert Lupica*
*Richard Reichard*
*Paul Mendola - GBSB*



*"Greater Buffalo Savings Bank embodies everything I look for in a neighborhood bank, with fantastic service and the most convenient hours you could hope for. It's not surprising to learn that it's locally owned."*

*Ginny Denzel - GBSB*
*Russ Gullo*

# Building A Brand

In a competitive banking marketplace, the incredible customer service our bank provides is a significant point of difference. Our marketing materials have always been rooted in our tag line "You're worth more here", detailing this exceptional service and customer-focused vision. Recent efforts to deliver this message in an even stronger fashion have resulted in our latest campaign, which drives home the fact that we're Buffalo's only locally owned bank, with the knowledge and determination to provide our customers with the service and products they deserve. The key line, "Buffalo, it's time to come home to Greater Buffalo Savings Bank", is a reminder of our bank's ultimate dedication to superior customer service.

*Using a variety of marketing mediums gives the Bank maximum visibility and the strongest possible delivery of our message. From television and radio to outdoor and print advertising, we've created an elaborate invitation for Buffalonians to "come home".*

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# You're worth more here...

## Television


Is your bank too big for you?


Andy Dorn, Jr.
President & CEO
Greater Buffalo Savings Bank




GreaterBuffalo
Savings Bank
You're worth more here.
961 1920

## Outdoor


Is your bank too big for you?
gbsb.com
GreaterBuffalo
Savings Bank
You're worth more here.


Buffalo, it's time to come home.
gbsb.com
GreaterBuffalo
Savings Bank
You're worth more here.

[illegible]

[illegible]
President & Chief Executive Officer

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Executive Vice President

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Executive Vice President & Chief Operating Officer

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Vice President & Chief Lending Officer

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Vice President & Chief Banking Officer

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Vice President & Chief Compliance Officer

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Vice President & Chief Information Officer

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Vice President & Chief Financial Officer

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Vice President

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Vice President

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Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President & Controller

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Assistant Vice President

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Banking Officer

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Banking Officer

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Banking Officer

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Compliance Officer



annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. These statements are not historical facts or guarantees of future performance, events or results. There are risks, uncertainties and other factors that could cause the actual results of the Bank to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Bank's business and results is discussed in the Bank's periodic reports filed with the Federal Deposit Insurance Corporation. Forward-looking statements speak only as of the date they are made. The Bank undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new or updated information, future events or otherwise.

**GREAT LAKES BANCORP, INC.**
**2421 Main Street**
**Buffalo, New York 14214**

---

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**TO BE HELD ON JUNE 15, 2004**

---

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Great Lakes Bancorp, Inc., a Delaware corporation (the "Company"), will be held at 2421 Main Street, Buffalo, New York on June 15, 2004 at 5:30 p.m., local time, for the following purposes:

1. To elect five Class B Directors to hold office for a term of three (3) years and until their successors have been elected and qualified;

2. To consider and vote upon the approval of a proposed amendment to the Company's certificate of incorporation reducing the number of authorized shares of common stock and preferred stock; and

3. To take action upon and transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

These items of business are described in the attached proxy statement. Only holders of record of the Company's at 5:00 p.m. on May 1, 2004 are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

Louis Sidoni
Secretary

Dated: May 12, 2004

**All stockholders are invited to attend the meeting in person. Whether you expect to attend or not, please vote, sign and date the enclosed proxy card and mail it promptly in the enclosed, postage paid envelope. Any stockholder present at the Annual Meeting may withdraw his or her proxy and vote personally on each matter brought before the Annual Meeting.**

**GREAT LAKES BANCORP, INC.**
**2421 Main Street**
**Buffalo, New York 14214**

---

## PROXY STATEMENT

---

This proxy statement and the accompanying form of proxy are being furnished in connection with the solicitation by the Board of Directors of Great Lakes Bancorp, Inc., a Delaware corporation ("our Company", "we" or "us"), of proxies to be voted at the Annual Meeting of Stockholders to be held at 2421 Main Street, Buffalo, New York, on June 15, 2004, at 5:30 p.m., local time, and at any adjournment or adjournments thereof. The approximate date on which this proxy statement and the accompanying form of proxy are first being sent to our stockholders is May 12, 2004.

Our common stock is our only outstanding class of securities. Only holders of our common stock as of 5:00 p.m. on May 1, 2004 will be entitled to receive notice of and to vote at the meeting. As of such time and date, we had outstanding 3,891,661 shares of our common stock, the holders of which are entitled to one vote per share on each matter properly brought before the Annual Meeting.

The shares represented by all valid proxies in the enclosed form will be voted if received in time for the Annual Meeting in accordance with the specifications, if any, made on the proxy card. If no specification is made, the proxies will be voted FOR the nominees for Director named in this proxy statement and FOR the approval of the proposed amendment to our certificate of incorporation.

In order for business to be conducted, a quorum must be present at the Annual Meeting. A quorum is a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting. Abstentions, broker non-votes and withheld votes will be counted in determining the existence of a quorum at the Annual Meeting.

Directors will be elected by a plurality of the votes cast at the Annual Meeting, meaning the five nominees receiving the most votes will be elected. Only votes cast for a nominee will be counted. Unless indicated otherwise, shares represented by all valid proxies received in time for the Annual Meeting will be voted FOR the five nominees for Director named in this proxy statement. Instructions on a proxy to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as a vote against such nominees.

In order for the proposal to amend our certificate of incorporation to be approved, an affirmative vote of not less than a majority of our outstanding shares of common stock is required. For this proposal, an abstention or a broker non-vote will have the same effect as a vote against the proposal.

The execution of a proxy will not affect a stockholder's right to attend the Annual Meeting and to vote in person. A stockholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary, by appearing at the Annual Meeting and so stating, or by submitting another duly executed proxy bearing a later date.

*PROPOSAL 1*

## ELECTION OF DIRECTORS

Our certificate of incorporation provides that our Board of Directors shall consist of not less than five members and not more than 25 members, as determined by resolution of our Board of Directors. Our Board of Directors is divided into three classes with respect to term of each office, with the term of office of one class expiring each year. Currently, our Board of Directors is comprised of 14 members: Andrew W. Dorn, Jr., Carolyn B. Frank, Louis Sidoni and Barry M. Snyder, Class A Directors whose terms expire in 2006; William A. Evans, Acea M. Mosey-Pawlowski, Dennis M. Penman, Louis J. Thomas and Frederick A. Wolf, Class B Directors whose terms expire in 2004; and Fred J. Hanania, Luiz F. Kahl, Gerard T. Mazurkiewicz, James A. Smith and David L. Ulrich, Class C Directors whose terms expire in 2005. Brenda Williams McDuffie, a Class A Director, and Sarah Hill Buck, a Class B Director, each resigned from our Board of Directors in February 2004. At the Annual Meeting, five Class B Directors shall be elected to hold office for a term expiring in 2007, and until the election and qualification of their respective successors.

Unless instructions to the contrary are received, it is intended that the shares represented by proxies will be voted for the election as Directors of William A. Evans, Acea M. Mosey-Pawlowski, Dennis M. Penman, Louis J. Thomas and Frederick A. Wolf, each of whom is presently a Director. This is our first Annual Meeting since being formed in 2003 as a holding company for our subsidiary, Greater Buffalo Savings Bank (the "Bank") and, accordingly, none of the nominees has been previously elected by our stockholders. However, each of them has been previously elected by the shareholders of the Bank. If any of these nominees should become unavailable for election for any reason, it is intended that the shares represented by the proxies solicited herewith will be voted for such other person as our Board of Directors shall designate. Our Board of Directors has no reason to believe that any of these nominees will be unable or unwilling to serve if elected to office.

The following information is provided concerning the nominees for election as Class B Directors and our Class A and Class C Directors:

**Nominees for election as Class B Directors for terms of office expiring in 2007:**

*William A. Evans* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999 and serves as our Vice Chairman of the Board of Directors. Since the sale of his business in 1995, Mr. Evans has been engaged in the management of Evans Enterprises, a private investment company. Mr. Evans is a graduate of the United States Military Academy at West Point and the University of Florida School of Law.

*Acea M. Mosey-Pawlowski* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. Since 1995, she has been engaged in the private practice of law in Buffalo, New York and has served as in-house counsel to Allied Publishing Service, a national wholesaler of magazines. She is a graduate of Canisius College and the Thomas Cooley School of Law.

*Dennis M. Penman* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. He has been an Executive Vice President and Chief Operating Officer of M. J. Peterson Real Estate Corporation, a real estate brokerage and development company, since 1980. Mr.

Penman is a graduate of the State University of New York at Buffalo and the Institute of Real Estate Management.

*Louis J. Thomas* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. Since 1970, he has served in various capacities with the United Steelworkers Union, and currently serves as Director of District 4 of such union, covering the Northeastern United States and the Commonwealth of Puerto Rico, until his retirement in May 2004. Mr. Thomas attended East Stroudsburg State College and served on the faculty of Syracuse University.

*Frederick A. Wolf* has been a Director and has served as our Assistant Secretary since our formation in 2003 and has served as a director and as Assistant Secretary of the Bank since its inception in 1999. Since January 2000, Mr. Wolf has been County Attorney for the County of Erie, New York. Prior thereto, Mr. Wolf was engaged in the private practice of law in Buffalo, New York for approximately 32 years. Mr. Wolf is a graduate of the University of Buffalo and the State University of New York at Buffalo School of Law.

**Present Class A Directors whose terms of office expire in 2006:**

*Andrew W. Dorn, Jr.* has served as our President and Chief Executive Officer and as a Director since our formation in 2003 and has served as President and Chief Executive Officer and as a director of the Bank since it began operations in 1999. From 1995 to 1998, he served as President and Chief Executive Officer of Jamestown Savings Bank. Mr. Dorn is a graduate of the State University of New York at Buffalo and earned a masters degree in Business Administration from Canisius College.

*Carolyn B. Frank* has served as a Director since our formation in 2003 and as a director of the Bank since its inception in 1999. Since January 2004, Mrs. Frank has been Vice President of Performance Improvement for Excellus Health Plan, Inc. From May 2002 until January 2004, she was an independent consultant to the health care industry. From 1987 until May 2002, she was associated with Kaleida Health Systems serving, at various times, as chief financial officer, chief executive officer and president. Mrs. Frank is a graduate of Canisius College.

*Louis Sidoni* has been an Executive Vice President, our Secretary and a Director since our formation in 2003 and has been an Executive Vice President, Secretary and a director of the Bank since its inception in 1999. From 1995 until June 1998, he served as an executive Vice President and Chief Operating Officer of Jamestown Savings Bank. Mr. Sidoni is a graduate of the University of Buffalo.

*Barry M. Snyder* has served as the Chairman of our Board of Directors since our formation in 2003. He has also been a director of the Bank since its inception in 1999 and has served as the Bank's Chairman of the Board of Directors since August 2001. He is the President and Chief Executive Officer of Tuxedo Junction, a chain of formal wear rental stores, and the Chairman of the Board of Great Skate Hockey Supply Company, a distributor of hockey equipment in the United States. Mr. Snyder is a graduate of the State University of New York at Buffalo.

**Present Class C Directors whose terms of office expire in 2005:**

*Fred J. Hanania* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. From 1969 until his withdrawal from day to day management in 1989, he was the President of BWC Transportation, a cartage, leasing and transportation company. Since 1989, he has been engaged in real estate development and management. Mr. Hanania attended the University of Buffalo.

*Luiz F. Kahl* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. Since 1995, he has been a principal in, and the President of, Vector Group, LLC, a private investment company. Prior thereto, Mr. Kahl was President of Carborundum Company, a manufacturer of high technology ceramic materials and ceramic fibers. Mr. Kahl received a B.S. in Engineering from the University of Rio de Janeiro and a M.S.M.E. degree from the University of Houston.

*Gerard T. Mazurkiewicz* was appointed a Director in 2003. Since January 2004, he has been a partner of Dopkins & Co., a Buffalo, New York based accounting firm. He was employed in the Buffalo office of KPMG LLP since 1969 and was appointed partner in charge of the Upstate New York/Albany tax practice in 1996, serving in that capacity until his retirement from KPMG in January 2002. Mr. Mazurkiewicz is a graduate of the State University of New York at Buffalo and is a certified public accountant.

*James A.* Smith has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. He has been a practicing orthopedic surgeon since 1974. Dr. Smith is a graduate of Georgetown University and the State University of New York at Buffalo School of Medicine.

*David L. Ulrich* has been a Director since our formation in 2003 and a director of the Bank since its inception in 1999. Since 1984, he has been the owner and President of Ulrich & Company, a full service insurance agency. In addition, since 1992, he has been the owner and President of Ulrich Development Company, LLC, a real estate development company. Mr. Ulrich is a graduate of Ball State University and The Home Insurance Company School of Insurance.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR CLASS B DIRECTOR.**

## CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

### Board of Directors Independence

Our Board of Directors has determined that each of its current members, except for Messrs. Dorn and Sidoni, is independent within the meaning of the NASDAQ Stock Market, Inc. director independence standards as currently in effect.

### Attendance at Meetings

During 2003, our Board of Directors held 10 meetings. Each Director attended at least 75% of the aggregate number of meetings of our Board of Directors and meetings held by all committees of our Board of Directors on which he or she served, except for Mr. Smith, who attended 70% of such meetings and Ms. McDuffie, who attended 67% of such meetings.

### Executive Committee

Our Board of Directors has a standing Executive Committee which, subject to limitations set forth in our bylaws and applicable law, has and may exercise the powers of our Board of Directors between meetings of our Board of Directors. The members of our Executive Committee are Messrs.

Snyder (Chair), Dorn, Evans, Kahl, Sidoni, Ulrich and Wolf and Mrs. Frank. Our Executive Committee held 12 meetings in 2003.

**Committees**

***Audit Committee.*** Our Audit Committee, comprised of Mrs. Frank (Chair), Ms. Mosey-Pawlowski, Mr. Mazurkiewicz and Mr. Thomas, held 6 meetings in 2003. Each member of our Audit Committee is independent as defined under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and under the NASDAQ Stock Market, Inc. rules currently in effect. In addition, pursuant to the requirements of Section 407 of the Sarbanes-Oxley Act of 2002, our Board of Directors has determined that each of Mrs. Frank and Mr. Mazurkiewicz qualifies as an "audit committee financial expert." The duties of our Audit Committee consist of reviewing with our independent auditors and our management, the scope and results of the annual audit and other services provided by our independent auditors. Our Audit Committee also reviews other regulatory compliance matters. Our Board of Directors has adopted a charter for the Audit Committee, a copy of which is annexed to this proxy statement as Appendix A.

***Compensation Committee.*** The non-employee, independent members of our Executive Committee, consisting of Messrs. Snyder (Chair), Evans, Kahl, Ulrich and Wolf and Mrs. Frank, serve as our Compensation Committee. This committee (i) reviews the performance of our chief executive officer, (ii) makes recommendations concerning his compensation and (iii) reviews all of our employment policies and benefit programs. Our Compensation Committee did not hold any formal meetings in 2003, but met informally on several occasions.

***Nominating Committee.*** Our Board of Directors does not have a standing Nominating Committee, the functions of which are handled by our Board of Directors in its entirety. Pursuant to the our bylaws, our Board of Directors must deliver nominations for Directors to our Secretary at least 50 days prior to the date of the Annual Meeting. A stockholder who wishes to nominate a candidate for Director must give us prior written notice thereof, which notice must be personally delivered or mailed via registered first class mail, return receipt requested, to our Secretary and must be received by our Secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date our proxy statement was first mailed to stockholders in connection with our previous year's Annual Meeting. If such nomination is given in connection with a special meeting for the election of Directors, it must be received by the later of (i) 90 days prior to the date of such special meeting or 10 days after the notice of special meeting is first mailed to our stockholders. The stockholder's notice must contain the following information: (i) as to each nominee for Director, all information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) as to any other business that the stockholder giving the notice proposes to bring before the meeting, a brief discussion of such business, the reasons for conducting such business at such meeting and any material interest in such business of such stockholder and (iii) as to the stockholder giving the notice, his or her name and address as it appears on our books and records and the number of shares of each class of our capital stock that are beneficially owned and held of record by him or her. Any nomination not made in strict accordance with the foregoing provisions will be disregarded at the direction of our Chairman of the Board.

***Option Committee.*** The Option Committee of our Board of Directors, which administers all of our stock option plans, includes Messrs. Ulrich (Chair), Kahl and Smith and Mrs. Frank. The Option Committee did not meet in 2003.

### Code of Ethics

In February 2004, our Board of Directors adopted a Code of Ethics which governs all of our Directors, officers and employees, including our Chief Executive Officer and other executive officers. This Code of Ethics is not yet available on our website. Until such time as it is available on our website, we will provide to any person, upon request, a copy of our Code of Ethics. Written requests should be directed to Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214, Attention: Secretary. Upon completion of our website, we will disclose any amendment to its Code of Ethics or waiver of a provision of its Code of Ethics, including the name of any person to whom the waiver was granted, on its website.

### Director Compensation

During 2003, non-employee Directors received annual compensation of $3,000 for attendance at all Board of Director and committee meetings. Members of our Executive Committee received an additional stipend in the amount of $1,800.

### Contacting the Board of Directors

Although we do not have a formal policy regarding communications with our Board of Directors, stockholders may communicate with our Board of Directors by writing to: Board of Directors, Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214. Stockholders who would like their submission directed to a particular Director may so specify and the communication will be forwarded, as appropriate.

## OUR DIRECTORS AND EXECUTIVE OFFICERS

**Directors and Executive Officers**

The following table sets forth certain information regarding our Directors and executive officers:

| Name | Age | Position |
|---|---|---|
| Barry M. Snyder | 59 | Chairman of the Board of Directors |
| William A. Evans | 63 | Vice Chairman of the Board of Directors |
| Andrew W. Dorn, Jr. | 53 | President, Chief Executive Officer, Treasurer and Director |
| Lee M. Storch | 52 | Executive Vice President and Chief Operating Officer |
| Louis Sidoni | 71 | Executive Vice President, Secretary and Director |
| Kim S. Destro | 46 | Vice President and Chief Financial Officer |
| Paul W. Bergman | 50 | Vice President and Chief Lending Officer |
| Marylou Borowiak | 43 | Vice President and Chief Banking Officer |
| Douglas S. Cohen | 44 | Vice President and Chief Administrative Officer |
| Harold Davis | 59 | Vice President and Chief Information Officer |
| Frederick A. Wolf | 61 | Assistant Secretary and Director |
| Carolyn B. Frank | 44 | Director |
| Fred J. Hanania | 70 | Director |
| Luiz F. Kahl | 67 | Director |
| Gerard T. Mazurkiewicz | 56 | Director |
| Acea M. Mosey-Pawlowski | 36 | Director |
| Dennis M. Penman | 54 | Director |
| James A. Smith | 54 | Director |
| Louis J. Thomas | 61 | Director |
| David L. Ulrich | 55 | Director |

All of our officers are elected annually at the first meeting of our Board of Directors following the Annual Meeting of Stockholders and serve at the discretion of our Board of Directors. There are no family relationships between any of our executive officers or Directors. Recent business experience of our Directors is set forth above under "Election of Directors." Recent business experience of our executive officers who are not also Directors is as follows:

*Lee M. Storch* joined the Bank in August 2003 and was named our Executive Vice President and Chief Operating Officer in September 2003. He has extensive experience in banking having been employed in various capacities with several banks from 1983 to 1996. After serving as President and Chief Executive Officer of Neuman Microtechnologies, Inc. from 1996 to 1999, he joined Orr & Reno, PA, a New Hampshire law firm, as Director of Administration. He is a graduate of Babson College and received a masters degree in business administration from Suffolk University.

*Kim S. Destro* has been our Vice President and Chief Financial Officer since our formation in 2003 and Vice President and Chief Financial Officer of the Bank since November 1999. From January 1997 until November 1999, she served as Vice President and Controller for Jamestown Savings Bank. Ms. Destro received a Bachelors of Science - Accounting degree from the State University of New York at Fredonia, and is a certified public accountant.

*Paul W. Bergman* has been our Vice President and Chief Lending Officer since our formation in 2003 and Vice President and Chief Lending Officer of the Bank since its inception in 1999. From 1991 until 1999, he was a Vice President of Key Corp. Mr. Bergman is a graduate of Canisius College.

*Marylou Borowiak* has been our Vice President and Chief Banking Officer since our formation in 2003 and Vice President and Chief Banking Officer of the Bank since May 2000. From 1993 until May 2000, she served as a regional Vice President for First Niagara Bank. Ms. Borowiak is a graduate of the State University of New York at Buffalo.

*Douglas S. Cohen* was appointed Vice President and Chief Administrative Officer in September 2003. From June 2001 until joining the Bank in June 2002, Mr. Cohen was engaged in a private consulting business. From June 1984 until June 2001, he served in various capacities at HSBC Bank USA. Mr. Cohen is a graduate of the State University of New York at Buffalo School of Management.

*Harold Davis* has been our Vice President and Chief Information Officer since our formation in 2003 and Vice President and Chief Information Officer of the Bank since May 1999. From 1993 until January 1999, he served in a similar capacity for First Niagara Bank. Mr. Davis is a graduate of the State University of New York at Buffalo.

## COMPENSATION OF OUR EXECUTIVE OFFICERS

The following table sets forth the cash compensation as well as certain other compensation paid during the years ended December 31, 2001, 2002 and 2003 for our Chief Executive Officer. None of our other executive officers received annual compensation in excess of $100,000. The amounts shown include compensation for services in all compensation capacities.

| | | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus | Other Annual Compensation | Securities Underlying Options/ SARs(2) | All Other Compensation |
| Andrew W. Dorn, Jr., Officer | 2003 | $140,000 | $21,000 | - | - | $ 8,345(1) |
| President, Chief Executive and Treasurer | 2002 | 120,000 | - | - | 12,000 | 7,200(1) |
| | 2001 | 120,000 | - | - | - | 7,200(1) |

(1) Consists of employer contributions and matching contributions made by us for the benefit of Mr. Dorn pursuant to our 401(k) Plan.

(2) Consists of grants to Mr. Dorn under our 2000 Stock Option Plan.

### Employee Plans

***2000 Stock Option Plan.*** In October 1999, the Board of Directors of the Bank adopted the Greater Buffalo Savings Bank 2000 Stock Option Plan, or the 2000 Stock Option Plan, which was subsequently approved by the Bank's shareholders and the New York State Superintendent of Banks, or Superintendent of Banks. The 2000 Stock Option Plan was assumed by us upon consummation of the reorganization (the "Reorganization") in 2003 when we became the holding company for the Bank. 180,000 shares of our common stock have been reserved for issuance under the 2000 Option Plan. Pursuant to this Plan, our Option Committee may grant non-qualified stock options to our Directors and founders and incentive stock options to our employees, including our officers. In each instance, the exercise price for the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Generally, options granted to our Directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2000 Option Plan expire ten years from the date of grant. In 2003, no options were granted under our 2000 Option Plan.

***2002 Stock Option Plan.*** In February 2002, the Board of Directors of the Bank adopted the Greater Buffalo Savings Bank 2002 Stock Option Plan, or the 2002 Stock Option Plan, which was subsequently approved by the Bank's shareholders and the New York State Superintendent of Banks. The 2000 Stock Option Plan was assumed by us upon consummation of the Reorganization. 200,000 shares of our common stock have been reserved for issuance under the 2002 Stock Option Plan. Pursuant to this Plan, our Option Committee may grant non-qualified stock options to our Directors and founders and incentive stock options to our employees, including our officers. In each instance, the exercise price of the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Generally, options granted to our Directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2002

Option Plan expire ten years from the date of grant. In 2003, no options were granted under our 2002 Option Plan.

***401(k) Plan.*** We maintain a 401(k) retirement savings plan which covers substantially all of our employees, including our executive officers, who have completed at least 365 days of service. We contribute an annual amount equal to 3% of each participant's base salary. Eligible participants may also contribute up to 15% of their annual compensation, subject to an annual limitation as adjusted by the provisions of the Internal Revenue Code of 1986, as amended. Participant contributions are matched by us in an amount equal to 50% of his contributions. Our matching contributions are limited to an additional 3% of the participant's base salary and vest at the rate of 20% per year.

**Options Granted in Last Fiscal Year**

We did not grant any stock options in 2003.

**Aggregate Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values**

The following table sets forth information with respect to our executive officers named in the compensation table set forth above concerning the exercise of options during 2003 and unexercised options held at the end of 2003.

| Name and Principal Position | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End | | Value of Unexercised in-the-Money Options At Fiscal Year End (1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Andrew W. Dorn, Jr., President, Chief Executive Officer and Treasurer | 0 | $ 0 | 22,400 | 17,600 | $ 0 | $ 0 |

(1) Represents the difference between $8.70, the book value of our common stock as of December 31, 2003, and the exercise prices of such options which are exercisable at an exercise price of $10.

**Equity Compensation Plan Information**

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2003, including the 2000 Stock Option Plan and the 2002 Stock Option Plan.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 186,240 | $10 | 193,760 |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 186,240 | $10 | 193,760 |

## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The non-employee members of our Executive Committee currently serve as our Compensation Committee. This committee makes recommendations to our Board of Directors with respect to the compensation of our executive officers and reviews all of our employment policies and benefit programs.

The base salary of our Chief Executive Officer was initially set in November 1999 to be competitive with that of chief executive officers at other *de novo* banks. Since then, our Compensation Committee has adopted a compensation strategy for our Chief Executive Officer that utilizes reasonable salaries and places heavy emphasis on incentive compensation such as cash bonuses and stock options in order to reward contributions to our long-term success. We anticipate that once we have achieved sustained profitability, the base salary for our Chief Executive Officer will be determined by competitive, market-based pay practices, performance evaluations and expected future contributions. Base salaries will most likely be targeted at the median level of salaries at comparable banks for executives with similar experience, but will also take into account unique responsibilities and performance.

Barry M. Snyder, Chairman
William A. Evans
Luiz F. Kahl
David L. Ulrich
Frederick A. Wolf
Carolyn B. Frank

## RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

Our Audit Committee retained Freed Maxick & Battaglia, PC to audit our consolidated financial statements for 2003. All services provided on our behalf by Freed Maxick & Battaglia, PC during 2002 and 2003 were approved in advance by our Audit Committee. The aggregate fees billed to us by Freed Maxick & Battaglia, PC for 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Audit Fees | $50,000 | $42,300 |
| Audit Related Fees | - | - |
| Tax Fees | 27,900[(1)] | 7,800[(1)] |
| All Other Fees | - | - |
| Total | $77,900 | $50,100 |

(1) Freed Maxick & Battaglia CPAs PC did not render any services to us during the fiscal years ended December 31, 2003 or December 31, 2002 that consisted of tax compliance tax advice or tax planning. However for the years ended December 31, 2003 and December 31, 2002 we utilized RSM McGladrey a firm affiliated with Freed Maxick & Battaglia CPAs PC for tax related matters. These services consisted of federal and state tax returns preparation compliance and planning advice as well as cost segregation studies.

## REPORT OF THE AUDIT COMMITTEE

### Review of Our Audited Financial Statements

Our Audit Committee is comprised of the Directors named below, each of whom is independent as defined under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and under the NASDAQ Stock Market, Inc. rules currently in effect. In addition, pursuant to the requirements of Section 407 of the Sarbanes-Oxley Act of 2002, our Board of Directors has determined that each of Mrs. Frank and Mr. Mazurkiewicz qualifies as an "audit committee financial expert."

The Audit Committee operates under a written charter which is annexed to this proxy statement as Appendix A. The Audit Committee has not yet adopted a formal written policy requiring advance approval of all audit and non-audit services to be provided by independent public accountants. However, as a matter of course, we will not engage any outside accountants to perform any audit or non-audit services without the prior approval of the Audit Committee.

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2003 with our management. The Audit Committee has also discussed with Freed Maxick & Battaglia, PC, our independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The Audit Committee has also received and reviewed the written disclosures and the letter from Freed Maxick & Battaglia, PC required by Independence Standards Board Standard No. 1, "Independence Discussion with Audit Committees," and has discussed the independence of Freed Maxick & Battaglia, PC with that firm.

Based on the review and the discussions noted above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-KSB for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.

The Audit Committee has considered whether the provision of the services described above under "Relationship With Independent Accountants" other than audit services is compatible with maintaining Freed Maxick & Battaglia, PC's independence and has concluded that it is.

Carolyn B. Frank, Chair
Acea M. Pawlowski-Mosey
Gerard T. Mazurkiewicz
Louis J. Thomas

## BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules and regulations promulgated by the Securities and Exchange Commission require our Directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Our officers, Directors and persons who own more than 10% of a registered class of our equity securities are required to furnish us with copies of all such forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to us, during the year ended December 31, 2003 all such filing requirements applicable to our officers, Directors and persons who own more than 10% of a registered class of our equity securities were complied with.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of May 1, 2004 regarding the beneficial ownership of our common stock by: (i) each person or entity who is known by us to own beneficially more than 5% of our common stock; (ii) by each Director; (iii) by each of or our executive officers and (iv) by all of our executive officers and Directors as a group. As of May 1, 2004, we had no outstanding shares of Class B common stock or preferred stock.

| Directors, Officers and 5% Stockholders | Number of Shares (1) | Percentage of Class |
|---|---|---|
| Barry M. Snyder (2)(3) | 517,624 | 13.30 |
| William A. Evans (2)(4) | 261,200 | 6.71 |
| Andrew W. Dorn, Jr. (2)(5) | 49,000 | 1.26 |
| Louis Sidoni (2)(6) | 44,200 | 1.14 |
| Lee M. Storch (2) | — | — |
| Kim S. Destro (2)(7) | 8,420 | * |
| Paul W. Bergman (2)(8) | 10,220 | * |
| Marylou Borowiak (2)(9) | 10,220 | * |
| Douglas S. Cohen (2) | — | — |
| Harold Davis (2)(10) | 4,720 | * |
| Frederick A. Wolf (2)(11) | 61,500 | 1.58 |
| Carolyn B. Frank (2)(12) | 15,200 | * |
| Fred J. Hanania (2)(13) | 103,200 | 2.65 |
| Luiz F. Kahl (2)(14) | 44,200 | 1.14 |
| Gerard T. Mazurkiewicz (2) | — | — |
| Acea M. Mosey-Pawlowski (2)(15) | 120,220 | 3.09 |
| Dennis M. Penman (2)(16) | 8,200 | * |
| James A. Smith (2)(17) | 163,200 | 4.19 |
| Louis J. Thomas (2)(18) | 13,145 | * |
| David L. Ulrich (2)(19) | 214,400 | 5.51 |
| All Directors and Executive Officers as a Group (20 persons) (21) | 1,648,869 | 42.37 |
| Jeremy M. Jacobs | 213,630 | 5.49 |

* Less than 1%.

(1) Rounded to the nearest whole share. Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

(2) The business address of each of the executive officers and Directors is 2421 Main Street, Buffalo, New York 14214.

(3) Includes (i) 514,424 shares of common stock held by Lindrew Properties, LLC, a family limited liability company of which Mr. Snyder is the sole member (ii) 2,000 shares of common stock issuable under options granted to Mr. Snyder under the 2000 Stock Option Plan and (iii) 1,200 shares of common stock issuable under options granted to Mr. Snyder under the 2002 Stock Option Plan which are exercisable within 60 days.

(4) Includes (i) 34,000 shares held by the Evelyn M. Davis Trust of which Mr. Evans is the Trustee and has sole voting and investment power, (ii) 11,000 shares held by Mr. Evans' spouse, (iii) 12,000 shares of common stock issuable under options granted to Mr. Evans under the 2000 Stock Option Plan and (iv) 1,200 shares of common stock issuable under options granted to Mr. Evans under the 2002 Stock Option Plan which are exercisable within 60 days.

(5) Includes (i) 3,000 shares held in an IRA for the benefit of Mr. Dorn, (ii) 500 shares held by Mr. Dorn's spouse and (iii) 22,400 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 17,600 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are not exercisable within 60 days.

6) Includes (i) 10,000 shares of common stock owned by D. A. Ross Irrevocable Trust of which Mr. Sidoni is co-Trustee and shares voting and investment power and (ii) 16,600 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 8,400 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are not exercisable within 60 days.

(7) Includes (i) 3,740 shares held in an IRA for the benefit of Ms. Destro and (ii) 2,420 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are not exercisable within 60 days.

(8) Includes (i) 6,000 shares held in an IRA for the benefit of Mr. Bergman and (ii) 2,720 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,280 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are not exercisable within 60 days.

(9) Includes (i) 3,600 shares held in an IRA for the benefit of Ms. Borowiak and (ii) 1,420 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are not exercisable within 60 days.

(10) Includes (i) 1,600 shares held in an IRA for the benefit of Mr. Davis and (ii) 3,020 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 2,980 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are not exercisable within 60 days.

(11) Includes (i) 25,800 shares held in an IRA for the benefit of Mr. Wolf, (ii) 500 shares held by Mr. Wolf's spouse, (iii) 9,000 shares of common stock issuable under options granted to Mr. Wolf under the 2000 Stock Option Plan and (iv) 1,200 shares of common stock issuable under options granted to Mr. Wolf under the 2002 Stock Option Plan which are exercisable within 60 days.

(12) Includes (i) 1,000 shares held by two trusts for the benefit of Mrs. Frank's children of which Mrs. Frank is co-Trustee and shares voting and investment power, (ii) 2,000 shares of common stock issuable under options granted to Mrs. Frank under the 2000 Stock Option Plan and (iii) 1,200 shares of common stock issuable under options granted to Mrs. Frank under the 2002 Stock Option Plan which are exercisable within 60 days.

(13) Includes 2,000 shares of common stock issuable under options granted to Mr. Hanania under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Hanania under the 2002 Stock Option Plan which are exercisable within 60 days.

(14) Includes (i) 21,000 shares held in an IRA for the benefit of Mr. Kahl, (ii) 2,000 shares of common stock issuable under options granted to Mr. Kahl under the 2000 Stock Option Plan and (iii) 1,200 shares of common stock issuable under options granted to Mr. Kahl under the 2002 Stock Option Plan which are exercisable within 60 days.

(15) Includes (i) 68,687 shares held by a limited partnership of which a trust for the benefit of Ms. Mosey-Pawlowski is one of four beneficial owners and as to which (A) Ms. Mosey-Pawlowski has sole voting and investment power and (B) disclaims beneficial interest except to the extent of her pecuniary interest, (ii) 33,333 shares held by a trust for the benefit of Ms. Mosey-Pawlowski and her three siblings as to which (A) Ms. Mosey-Pawlowski is the Trustee and has sole voting and investment power and (B) disclaims beneficial interest except to the extent of her pecuniary interest, (iii) 2,000 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2000 Stock Option Plan and (iv) 1,200 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2002 Stock Option Plan which are exercisable within 60 days.

(16) Includes 2,000 shares of common stock issuable under options granted to Mr. Penman under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Penman under the 2002 Stock Option Plan which are exercisable within 60 days.

(17) Includes 2,000 shares of common stock issuable under options granted to Mr. Smith under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Smith under the 2002 Stock Option Plan which are exercisable within 60 days.

(18) Includes 2,000 shares of common stock issuable under options granted to Mr. Thomas under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Thomas under the 2002 Stock Option Plan which are exercisable within 60 days.

(19) Includes 2,000 shares of common stock issuable under options granted to Mr. Ulrich under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Ulrich under the 2002 Stock Option Plan which are exercisable within 60 days.

(20) Includes an aggregate of 100,780 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are exercisable within 60 days. Excludes an aggregate of 39,420 shares of common stock issuable under options granted to our executive officers and Directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are not exercisable within 60 days.

## TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Our Directors and executive officers are customers of ours, and have had transactions with us in the past and are expected to have transactions with us in the future. Any outstanding transactions made to any of our Directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of the transaction for comparable transactions with our employees, and did not involve more than normal risk of collection or contain other terms unfavorable to us.

*PROPOSAL 2*

## APPROVAL OF THE PROPOSED AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION

### General

Our Board of Directors has determined that it is advisable to decrease our authorized capital stock from a total of 30,000,000 shares to a total of 18,000,000 shares by (i) reducing the authorized number of shares of our common stock from 20,000,000 shares to 16,000,000 shares and the authorized number of shares of our preferred stock from 5,000,000 shares to 2,000,000 shares and (ii) by eliminating the 5,000,000 authorized shares of our Class B common stock. Our Board of Directors has voted to recommend that our stockholders adopt an amendment to our certificate of incorporation implementing the proposed decreases. This proposed amendment to our Certificate of Incorporation is set forth in Appendix B annexed hereto.

### Purpose of Reducing the Number of Authorized Shares

The reduction in the number of shares of stock we are authorized to issue is solely for the purpose of reducing the amount of franchise taxes paid in Delaware which is calculated based on a number of factors, most pertinent being the total number of authorized shares and our total gross assets at year end. There are no set tax brackets in determining this franchise tax. By reducing our authorized shares as proposed, we expect to reduce our annual Delaware franchise tax from approximately $66,000 in 2003 to approximately $42,000 in 2004.

### Effect of Reduction

This proposal, if approved, will have no effect on our present commitment for share issuances. As of May 1, 2004, (i) 3,891,661 shares of our common stock were outstanding, (ii) 380,000 shares of our common stock were reserved for issuance under our stock plans, (iii) no shares of our Class B common stock were outstanding and (iv) no shares of our preferred stock were outstanding. The number of shares that would remain available, therefore, would be 13,728,339 in contrast to 25,728,339 if this proposal is not approved. We believe that 13,728,339 available shares is more than adequate to satisfy any future requirements for stock issuances for the next several years. However, should we require to increase our authorized common stock beyond 18,000,000 shares, we would be required to obtain stockholder approval. In such event, this requirement could impair our ability to engage in possible future transactions requiring stock issuances because of the time required to obtain stockholder approval.

### Required Vote

Approval of the proposal requires the affirmative vote of a majority of the outstanding shares of common stock. If this proposal is approved, the proposed amendment will become effective upon acceptance for filing of a certificate of amendment to our certificate of incorporation with the Secretary of State of Delaware. , which filing is expected to take place shortly after stockholder approval. Should stockholder approval not be obtained, then the number of our authorized shares will remain the same.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSED AMENDMENT TO OUR CERTIFICATE OF INCORPORATION.**

## OTHER MATTERS

Our Board of Directors is not aware of any business to come before the Annual Meeting other than those matters described above. However, if any other business should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

## STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at our 2005 Annual Meeting must be received by us no later than January 12, 2005 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Nothing contained herein shall be deemed to require us to include in our proxy statement and proxy relating to the 2005 Annual Meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

## OTHER INFORMATION

A copy of our Annual Report to Stockholders for the year ended December 31, 2003 accompanies this proxy statement. This Annual Report includes, among other things, our audited financial statements as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003.

Representatives of Freed Maxick & Battaglia, PC, independent auditors, are expected to be present at the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

**WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON WHOSE PROXY IS SOLICITED, ON THE WRITTEN REQUEST OF SUCH PERSON, A COPY OF OUR ANNUAL REPORT ON FORM 10-KSB, FOR THE YEAR ENDED DECEMBER 31, 2003, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO.** Such written request should be directed to Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214, Attention: Secretary. Each such request must set forth a good faith representation that, as of May 1, 2004, the person making the request was a beneficial owner of securities entitled to vote at the Annual Meeting.

**ANNEX A**

# AUDIT COMMITTEE CHARTER

Great Lakes Bancorp, Inc.
(the "Company")

**Audit Committee Charter**

Organization

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of Nasdaq, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Commission, including financial literacy. At least one member of the Audit Committee shall be a financial expert as defined by the Commission. Audit committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The members of the Audit Committee shall be appointed by the Board. Audit Committee members may be replaced by the Board.

Statement of Policy and Responsibilities

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the Company's internal accounting and financial controls, (3) the independent auditor's qualifications and independence, (4) the performance of the Company's internal audit function and independent auditors, and (5) the compliance by the Company with legal and regulatory requirements.

The Audit Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

The Audit Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement.

In discharging its oversight role, the Committee is authorized to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company.

Principal Functions

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to best react to changing conditions and circumstances. The Committee will take appropriate action to set the overall Company "tone" for quality financial reporting, sound business risk practices, and ethical behavior. The following functions are set forth as a guide to be supplemented and carried out as the Committee deems necessary and appropriate.

The following shall be the principal recurring functions of the Committee in carrying out its responsibilities for Financial Statement and Disclosure Matters:

- Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Annual reports on Form 10-KSB or Form 10-K, as the case may be.

- Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Quarterly Reports on Form 10-QSB or Form 10-Q, as the case may be, including the results of the independent auditor's review of the quarterly financial statements.

- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

- Review and discuss reports from the independent auditors on:

  All critical accounting policies and practices to be used.

  All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

  Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

- Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

- Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

- Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

- Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Annual Reports and Quarterly Reports about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

- The Committee shall review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, as well as the independent auditor's report on management's assertion.

The following shall be the principal recurring functions of the Committee in carrying out its responsibilities for Oversight of the Company's Relationship with the Independent Auditor Matters:

- Review and evaluate the lead partner of the independent auditor team.

- Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

- Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participate in any capacity in the audit of the Company.

- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

The following shall be the principal recurring functions of the Committee in carrying out its responsibilities for Compliance Oversight Responsibilities:

- Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

- Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports, which raise material issues regarding the Company's financial statements or accounting policies.

- Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Other Matters

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than bi-annually. The Audit Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

ANNEX B

**PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION**

**CERTIFICATE OF AMENDMENT**

**OF**

**CERTIFICATE OF INCORPORATION**

**OF**

**GREAT LAKES BANCORP, INC.**

---

Under Section 242 of the General
Corporation Law of the State of Delaware

GREAT LAKES BANCORP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

1. That the name of the Corporation is Great Lakes Bancorp, Inc.

2. That paragraph (a) of Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

"FOURTH: (a) The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 18,000,000; consisting of 16,000,000 shares of common stock having a par value of $.001 per share common stock and 2,000,000 shares of preferred stock having a par value of $.001 per share."

3. This amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. This amendment shall be effective on the date this Certificate of Amendment is filed and accepted by the Secretary of the State of Delaware.

IN WITNESS WHEREOF, The Corporation has caused this Certificate of Amendment to be signed by Andrew W. Dorn, Jr., its President and Chief Executive Officer this ____ day of June, 2004

GREAT LAKES BANCORP, INC.

By: /s/ ANDREW W. DORN, JR.
Andrew W. Dorn, Jr.,
President and Chief Executive Officer

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE

# REVOCABLE PROXY
# GREAT LAKES BANCORP, INC.

## PROXY FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 15, 2004

### This Proxy Solicited By the Board of Directors

The undersigned hereby appoints ANDREW W. DORN, JR. and LOUIS SIDONI and each or any of them, attorneys and proxies, with full power of substitution, to vote at the Annual Meeting of Shareholders of GREAT LAKES BANCORP, INC. (the "Company") to be held at the Company's corporate offices at 2421 Main Street, Buffalo, New York, on June 15, 2004 at 5:30 p.m., local time, and any adjournment(s) thereof revoking all previous proxies, with all powers the undersigned would possess if present, to act upon the following matters and upon such other business as may properly come before the meeting or any adjournment(s) thereof.

| | For | With-hold | For All Except |
|---|---|---|---|
| 1. ELECTION OF FIVE CLASS B DIRECTORS: FOR all nominees listed below | ☐ | ☐ | ☐ |

**WILLIAM A. EVANS, ACEA M. MOSEY-PAWLOWSKI, DENNIS A. PENMAN, LOUIS J. THOMAS AND FREDERICK A. WOLF**

**INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.**

________________________________________

**The Board of Directors recommends a vote "FOR" Proposal No. 1**

| | For | Against | Abstain |
|---|---|---|---|
| 2. To consider and vote upon the approval of a proposed amendment to the Company's certificate of incorporation reducing the number of authorized share of common stock and preferred stock; and | ☐ | ☐ | ☐ |

**The Board of Directors recommends a vote "FOR" Proposal No. 2**

3. To take action upon and transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Please be sure to sign and date this Proxy in the box below.

Date

Stockholder sign above — Co-holder (if any) sign above

**THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS NO. 1 AND NO. 2.**

**Detach above card, sign, date and mail in postage paid envelope provided.**

## GREAT LAKES BANCORP, INC.

Please sign exactly as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign a partnership name by authorized person.

**PLEASE SIGN, DATE AND MAIL THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE**

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

________________________________________

________________________________________

________________________________________

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## Form 10-KSB

X) Annual Report Pusuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________________ to ____________________

Commission File Number __________

# Great Lakes Bancorp, Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| New York<br>(State or other jurisdiction of incorporation or organization) | 13-4237490<br>(I.R.S. Employer Identification No.) |
| ?421 Main Street, Buffalo, New York<br>(Address of principal executive offices) | 14214<br>(Zip Code) |

716-961-1900
(Registrants telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock - voting, $0.001 par value, 2,080,019 shares outstanding at February 29, 2004
Class B Common Stock – non-voting, $0.001 par value, 115,750 shares outstanding at February 29, 2004
(Title of Class)

Indicate by check mark whether the registrant has (1) filed all documents and reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ( )

State issuer's revenues for its most recent fiscal year: $15,088,535

The aggregate market value of the Common stock - voting held by non-affiliates of the Registrant, as of January 14, 2004, was approximately $10,651,563. This computation excludes a total of 778,113 shares which are beneficially owned by the officers and directors of Registrant who may be deemed to be the affiliates of Registrant under applicable rules of the Securities and Exchange Commission.

The aggregate market value of the Class B Common stock - non-voting held by non-affiliates of the Registrant, as of January 14, 2004, was approximately $1,041,750.

**GREAT LAKES BANCORP, INC.**
**Index to Form 10-KSB**

## Part I

### Item 1. Description of Business

Great Lakes Bancorp, Inc. (the "company"), a Delaware corporation, was incorporated on February 10, 2003 for the purpose of becoming the holding company for Greater Buffalo Savings Bank (the "bank"), a stock form savings bank chartered under the Banking Laws of New York State. Headquartered in Buffalo, New York, our bank began operations with a single office on November 9, 1999. Great Lakes Bancorp, Inc. has not engaged in any significant activity other than holding the stock of the bank and borrowing funds to provide additional capital for the bank. Accordingly, the information set forth in this report, including the cosolidated financial statements and related data, relate primarily to the bank.

Our bank's principal business activity is providing financial products and services, deposit and loan, to both consumers and businesses in Buffalo and the surrounding communities of Western New York. The financial condition and results of operations are driven by the performance of the bank's retail outlets (branches). At December 31, 2003, Great Lakes Bancorp, Inc. had total assets of $386.1 million, total deposits of $360.6 million and total shareholders' equity of $18.1 million. Our company and our bank are headquartered at 2421 Main Street, Buffalo, New York 14214, telephone number (716) 961-1900. Our bank's website address is www.gbsb.com.

*Business of Greater Buffalo Savings Bank*

Since its inception, Greater Buffalo Savings Bank has operated, as a "community bank" utilizing state of the art technology to serve today's sophisticated banking needs. As the name implies, the core business of our bank is to serve as a depository for consumers and businesses within our community. Our bank currently operates six (6) full service branches in Western New York. Five are located in Erie County and one in Niagara County.

As a depository, we offer a variety of checking and saving account products to our customers that are competitively positioned within the Western New York Market. As a Member of the Federal Deposit Insurance Corporation ("FDIC"), deposits are insured by the FDIC up to a maximum of $100,000 per account holder. Our bank utilizes such deposits, together with other funding sources, to invest in local area one-to-four family mortgage loans, multi-family and other commercial type mortgage loans, home equity, consumer and commercial real estate and business loans. Funds not advanced for loans are invested in U.S. Government and various agency securities, mortgage-backed issues, investment grade corporate securities and other assets.

Our revenues are derived principally from interest earned on loans, mortgage-backed securities and other investment securities. Our primary source of funds are deposits, borrowings, scheduled amortization and prepayments of principal from loans and from mortgage-backed securities, maturities and calls of investment securities and funds provided by operations.

Greater Buffalo Savings Bank conducts a continuous assessment of its marketplace, products and service offerings in an effort to ensure we are meeting our customer's needs. Our future growth opportunities will be influenced by the growth and stability of the local and regional economies, other demographic population trends and the competitive environment. We believe that we have developed deposit and loan products and marketing strategies to address the diverse needs of the residents in our market area.

*Lending*

Our bank invests in several types of real estate mortgages. The primary type of real estate mortgages we invest in are first mortgages on one-to-four family residences. We also make commercial loans secured by real estate of various types, including office buildings, apartment buildings, properties used for retail operations, and to a limited degree, buildings housing manufacturing facilities. Our bank also provides consumer loans and lines-of-credit which are secured by junior liens on owner occupied residential properties. We engage in most aspects of mortgage lending. We originate and service loans for our own portfolio and may engage in the warehousing of mortgage loans in connection with community betterment programs sponsored by various governmental or quasi-governmental agencies such as Fannie Mae and/or

Freddie Mac. Such programs may require that loans be sold to the sponsoring agency or to a government body like the City of Buffalo or one of its agencies, after origination and closing has taken place. Most loans are held in our bank's portfolio until they are paid. In the future, depending on our bank's future asset allocation strategies, newly originated loans may be sold into the secondary market with servicing rights retained by the bank. In 2003, our bank entered into an arrangement with a major local automobile dealer to purchase auto finance paper from this dealer.

Greater Buffalo Savings Bank is not permitted to take equity positions in real estate other than for use as banking offices or to house employees engaged in a variety of bank operations or through foreclosure of properties to satisfy mortgage debts where the borrower has defaulted on their loan.

*Mortgage Lending*

Greater Buffalo Savings Bank utilizes a mix of independent mortgage brokers and its own mortgage originators to generate residential mortgage loans on one-to-four family houses. We offer an array of products, including both variable and fixed-rate mortgages, with terms from 10-30 years and mortgages offering bi-weekly payments. The ongoing low interest rate environment has caused lenders to see continued refinancing activity in 2003. At the appropriate time, we may sell all or a portion of our 30-year residential mortgage loan originations as a method of mitigating against interest rate risk. Total residential mortgage loans outstanding at December 31, 2003 were $171.7 million and represented 76.5% of our bank's gross loan portfolio.

*Commercial Lending*

Our bank serves the needs of local businesses in its marketplace through various commercial loan and deposit products. We offer traditional commercial and business loan products as well as accounts receivable financing and leasing facilities. Total commercial loans outstanding at December 31, 2003 were $10.4 million and represented 4.6% of our gross loan portfolio. Total commercial mortgages outstanding at December 31, 2003 were $21.2 million and represented 9.4% of our gross loan portfolio.

*Investment Policies*

Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity within established guidelines. In establishing our investment strategies, we consider our interest rate sensitivity position, the types of securities to be held, liquidity and other factors. We invest excess cash in U.S. Government and various agency securities, mortgage-backed issues and investment grade corporate securities. At December 31, 2003 our investment securities portfolio totaled $139.2 million and was primarily classified as "available for sale" and reported at fair market value. Less than 2% of our investment portfolio is designated as "held to maturity".

*Electronic Banking*

The nature of banking has changed over the years with many customers relying on electronic banking capabilities to accomplish day-to-day transaction activities. To meet these needs, we offer direct deposit, wire transfer, ACH, telephone banking, automated teller machines and debit cards. Greater Buffalo Savings Bank is also a member of several ATM networks, which enable depositors to withdraw cash from their accounts through ATM machines widely located throughout the world. We also offers internet banking services that may include on-line bill payment facilities.

*Competition*

Greater Buffalo Savings Bank faces strong banking competition. Most banking and financial institutions with which the bank competes have been in business in this area for many years and, accordingly, have an established customer base. Several of the banks located here are international or super regional organizations with substantial capital bases. The

FDIC's Market Share Report (data as of June 30, 2003) reported 19 insured institutions serving the Buffalo-Niagara Falls Metropolitan Statistical Area (MSA). The FDIC's report indicated there were $21 billion in deposits within this MSA Two of the 19 institutions control approximately 61% of the market with 64 and 60 branches respectively. As of June 30, 2003, the bank controlled approximately 1.29% of the deposit market.

Commercial banks provide the bulk of our bank's competition in this market. Among the institutions operating in the MSA are: Citibank, headquartered in New York City; Fleet Bank, headquartered in Boston, MA; Key Bank of Cleveland, OH; Buffalo based Manufacturers & Traders Trust Co., whose operations extend throughout New York State, into Pennsylvania and Maryland; HSBC Bank, USA, a subsidiary of HSBC Holdings plc of London, England, and Cleveland based Charter One. Fleet Bank is in process of merging with Bank of America and the Fleet Bank offices in this market will be converted to Bank of America offices during 2004.

Two savings banks and a savings and loan operate in this market. First Niagara Bank, formerly called Lockport Savings Bank is headquartered in the Town of Lockport, NY, in Niagara County, immediately north of Erie County. This $3+ billion thrift has, through acquisitions, extended its market across NY State. Jamestown Savings Bank operates two offices in Erie County and a third is set to open in 2004. Jamestown Savings Bank, headquartered in Jamestown, New York, is a wholly owned subsidiary of Northwest Bancorp, a multi-billion dollar thrift holding company headquartered in Warren, Pennsylvania. Lake Shore Savings & Loan Association operates two offices in Erie County. This association is headquartered in Chautauqua County, immediately south of Erie County.

*Employees*

As of December 31, 2003, Greater Buffalo Savings Bank had 107 employees, of which 91 were full-time and 16 were part-time. Our bank's employees are not covered by a collective bargaining agreement nor are there any employment contracts in place.

*Regulation and Supervision*

As a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), Great Lakes Bancorp, Inc. is subject to regulation by the Board of Governors of the Federal Reserve System (the "FRB"). The New York State Banking Department ("NYSBD") also regulates the company pursuant to Section 141 of the Banking Law and various state regulations. Both the FRB and the NYSBD would need to approve any bank or non-bank acquisition, merger or consolidation that might be proposed by the company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any activity that is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Great Lakes Bancorp, Inc. is also subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing with the Securities and Exchange Commission (the "SEC") of annual, quarterly and other reports on the financial condition and performance of the organization. As a reporting company under the Exchange Act, our company is directly affected by the Sarbanes-Oxley Act of 2002 (the "SOX"), which is aimed at improving corporate governance and reporting procedures and requires expanded disclosure of the company's corporate operations and internal controls. Our company complies with rules and regulations implemented pursuant to SOX and intends to comply with any applicable rules and regulations implemented in the future.

Greater Buffalo Savings Bank is subject to federal, state, and local laws as well as the policies of various regulatory agencies. As a New York State chartered savings bank, our bank is subject to supervision by the NYSBD and the Federal Deposit Insurance Corporation (the "FDIC").

The NYSBD and FDIC perform periodic examinations to ensure that our bank is being run in a safe and sound manner, adhering to appropriate regulatory requirements, lending in a fair and non-discriminatory manner, and meeting the credit needs of the bank's defined market. Regulatory agencies have discretion within their supervisory role to review our bank's assets, policies, practices and reserves. Within this capacity, the agencies can order corrective measures if they believe our

›ank has operated or engaged in unsafe or unsound practices. Included as possible remedy is the termination of FDIC nsurance coverage of deposits. Our management has no knowledge of any practice, condition or violation that might lead he agencies to seek corrective measures.

*Reports to Security Holders*

Great Lakes Bancorp Inc.'s shareholders receive an annual report that contains financial statements audited and reported upon by an independent accountant. In addition, we prepare and disseminate unaudited financial information on a quarterly basis. The Federal Financial Institution Examination Council ("FFIEC") receives quarterly data and prepares a 'Uniform Bank Performance Report ("UBPR")' that is available for public review on the FFIEC website (http://www.ffiec.gov/UBPR.htm). In addition, all information filed with the SEC (except that deemed confidential under FDIC rules), is available for inspection at the SEC website www.sec.gov.

*Capital Adequacy*

In an effort to ensure banks have adequate capital related to the risk levels of assets and off-balance sheet instruments, both the FRB and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under these guidelines, specific categories of assets are assigned different risk weights based upon the perceived credit risk of the asset. The risk weights are multiplied by corresponding asset balances to determine a risk-weighted asset base. Tier 1 capital, according to the agencies, consists of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and other adjustments. Tier 2 capital may consist of a limited amount of subordinated and other qualifying debt, other qualifying preferred stock and a limited amount of general loan loss allowance. FRB and FDIC guidelines require the company and the bank to maintain a minimum total risk-based capital ratio of 8.0%, of which Tier 1 capital must be at least 4%. As of December 31, 2003 the ratio of total capital to total risk-weighted assets was 10.4% and 13.0% for our company and our bank, respectively, while Tier 1 capital to total risk-weighted assets was 9.5% and 12.0% for our company and our bank, respectively, exceeding the minimum requirements.

In addition, each of the federal regulatory agencies has established leverage capital ratio guidelines for banking organizations (Tier 1 capital to average tangible assets) ("Tier 1 leverage ratio"). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion; other organizations will have a higher minimum Tier 1 leverage ratio. The Tier 1 leverage ratios of our company and our bank as of December 31, 2003 were 5.1% and 6.4% respectively. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

*Prompt Corrective Action*

Federal regulators are required to take prompt corrective action with respect to institutions that have a capital deficiency. Each agency, including the FDIC, has promulgated substantially the same regulations that define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly undercapitalized," and "critically undercapitalized." Under these regulations, an institution is deemed "well capitalized" if it has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a certain capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher; and does not meet the criteria for a well-capitalized bank. Banks are "under capitalized" if they fail to meet any one of the ratios required to be "adequately capitalized." As of December 31, 2003, our company and our bank were considered "well capitalized."

*Safe and Sound Practices*

Banks are not permitted to engage in unsafe and unsound banking practices. The FDIC and/or NYSBD may prohibit a bank from engaging in an activity if it believes that it constitutes an unsafe or unsound practice or may violate any law or regulation. If this were to occur, our bank could also be required to prepare and submit an acceptable plan to achieve compliance with the regulatory standards. As of December 31, 2003, bank management has no knowledge of any banking practices that the FDIC or NYSBD would deem as unsafe and/or unsound.

## Item 2. Description of Property

Greater Buffalo Savings Bank owns four pieces of property that are reflected in its financial statement. The first is a 3.8-acre parcel on the corner of Main Street & Jewett Parkway in Buffalo. Our bank purchased the property in March 2000. In February 2002, we received permission from the NYSBD and FDIC to relocate our headquarters to this location and establish a branch office. On November 10, 2002, the Greater Buffalo Savings Bank formally opened our new headquarters and a branch office at 2421 Main Street, Buffalo, New York 14214. This office also serves as the headquarters for our company.

As part of this endeavor, Greater Buffalo Savings Bank applied for and was granted a Banking Development District designation by the NYSBD. In addition, our bank made an investment into the Central Park community by renovating the former auto showroom that had been sitting vacant for a number of years. The restored historic art deco building housing the branch and the bank's administrative staff encompasses approximately 18,000 square feet. There is a second two-story building with approximately 54,000 square feet of space that is presently being renovated in order to accommodate the bank's expanding work force. The first phase of this renovation, covering the entire ground floor, is expected to be completed by October 2004. If our organization's staff needs continue to grow, renovation of the second floor will be undertaken. For the present the second floor will be secured and maintained to avoid physical deterioration in anticipation of future renovation requirements.

The second piece of property owned by our bank is a 1.8-acre parcel located at 4980 Main Street, Amherst, New York 14214. Construction of a 4,000 square foot single story branch office was completed at this location in May 2003 and the office was opened at that time to serve the Snyder / Williamsville suburbs of Buffalo.

Construction of a branch office at 3438 Delaware Avenue, Tonawanda, New York 14217 is expected to be completed by May 2004. This building will be a virtual replica of the one completed at 4980 Main Street. It is being built on a parcel purchased by the bank in 2003.

410 Kenmore Avenue, Buffalo, New York was opened for business on December 1, 2000. The branch is a 1,600 square feet, free-standing leased facility contiguous to a shopping center. The initial lease term is seven years with two optional five-year renewal periods. Our bank is not expected to exercise its renewal options. Annual rent is fixed at $18,000 through year seven and the bank pays all real estate taxes and utilities associated with this facility. Permission has been received from regulatory authorities to move the operation of this office to a site located at 690 Kenmore Avenue, Buffalo, New York 14216. This new location was purchased by the bank in 2003 and construction of a new facility (a prototype of the Snyder and Tonawanda offices) has just now commenced.

Greater Buffalo Savings Bank's former main office at 47 Court Street, Buffalo, New York has been operating as a branch since November 2002 when the Main Jewett facility opened. This office is leased for a ten-year period that began on November 1, 1999. Lease terms allow for two five-year options to extend at a then fair market rental. Terms for the first two years of the lease were for rental payments of $7.47 per square foot or $50,050 in annual rent payable on a monthly basis. In the ensuing three years, rental payments have increased to $52,225 annually. This will be followed by three years at $52,950 per year and in the final two years, the rent is set at $54,400 per year. Our bank is responsible for the utility costs and for a fraction of the refuse collection fees, but real estate tax requirements are the sole responsibility of the landlord with respect to this lease.

320 Orchard Park Road, West Seneca, New York was opened for business on September 1, 2000. The branch is a 3,000 square feet, free-standing leased facility located on an out-parcel of a Wegmans Super Market. The initial lease term is ten years with an option to renew for an additional ten years. Annual rent increases from $60,000 in year one to $100,000 in year six. The optional renewal period allows for annual rent increases of 4%. Our bank pays all real estate taxes and utilities associated with this facility.

107 Main Street, North Tonawanda, New York was opened for business on September 11, 2001. The branch is an end cap of a small strip plaza. The lease term is twelve years with rents increasing on an annualized basis from $26,000 to $38,000 in year twelve. Our bank pays all real estate taxes and utilities associated with this facility.

Greater Buffalo Savings Bank is currently in the process of examining additional real estate locations in order to further develop its retail branch delivery network in other areas of the City of Buffalo and in contiguous suburbs. When it is appropriate and makes economic sense, we may purchase rather then lease property for its branches.

## Item 3. Legal Proceedings

Neither Great Lakes Bancorp, Inc. nor Greater Buffalo Savings Bank are a party to any legal proceeding other than routine litigation involving collection actions for loans and overdrawn accounts or other collection activities incidental to our business. None of these proceedings would, if adversely determined, have a material effect on our financial condition or results of operations.

## Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the quarter ended December 31, 2003 to a vote of shareholders of our company through the solicitation of proxies or otherwise.

# Part II

## Item 5. Market for Common Equity and Related Shareholder Matters

### Common Stock

Our company's common stock is not listed on any exchange or quoted on the Nasdaq National Market System, nor are there any market makers known to our management. As of December 31, 2003, there were 676 holders of record of our company's common stock, excluding individual participants in security position listings.

Great Lakes Bancorp, Inc. has not paid cash dividends since becoming the holding company for Greater Buffalo Savings Bank. Payment of dividends is generally consistent with a financial institution's growth strategy, prospective rate of earnings, ongoing capital needs, asset quality and the overall financial condition of the organization. We intend to follow a policy of retaining earnings to provide funds to operate and expand the bank's business. Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the bank's earnings, financial condition, cash requirements and general business conditions.

Federal and state Banking regulations place certain restrictions on dividends paid by Greater Buffalo Savings Bank to our company. Under these restrictions, our bank may not, without the prior approval of regulators, declare dividends in excess of the sum of the current year's earnings plus the retained earnings of the two prior years. Greater Buffalo Savings Ban paid dividends of $130,500 to the company during 2003, primarily for the payment of interest on a $5 million loan. (Se Item 6. "Long-term Debt").

**Class B Common Stock**

Our company's Class B common stock is not listed on any exchange or quoted on the Nasdaq National Market System, no are there any market makers known to our management. Class B common stock is essentially identical to common witl the exception that Class B common does not have voting rights. As of December 31, 2003, there was one holder of recor of the company's Class B common stock.

## Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

### General

The following is an analysis of the financial condition and results of operations of Great Lakes Bancorp, Inc. Ou consolidated financial condition and operating results are primarily dependent on our wholly owned subsidiary, Greate Buffalo Savings Bank, and all references to Great Lakes Bancorp, Inc. or its financial condition or operating results prior to April 30, 2003 (except where otherwise indicated) are references to Greater Buffalo Savings Bank. This item should be read in conjunction with the consolidated financial statements and related notes filed herewith in Part II, Item 7, "Financial Statements" and the description of the company's business filed herewith in Part I, Item 1, "Business".

### Forward-Looking Statements

When used or incorporated by reference, the words "anticipate", "estimate", "expect", "project", "target", "goal", and other similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Readers are cautioned not to place undue reliance on these forward-looking statements, as they reflect management's analysis only as of the date of this report. Our company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the company's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

### Critical Accounting Policies

Our management is required to evaluate and disclose those accounting policies that are judged to be critical, which are those most important to the portrayal of our financial condition and results of operations, and that require management's most subjective and complex judgments. Our management considers the accounting policies relating to the provision for loan losses and related allowance for loan losses and the determination of the deferred tax asset to be critical accounting policies.

The allowance for loan losses is management's estimate of probable loan losses inherent in our lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

Our bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by our bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

The deferred tax asset consists primarily of the federal tax benefit of our bank's net operating loss carryforwards, offset by the deferred tax liability created by deferred loan origination fees and net unrealized gains on the available for sale securities portfolio. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized, in income, in the period that includes the enactment date. No reserve has been established against this asset as our management believes it is more likely than not that the deferred tax asset will be realized through future taxable earnings.

## FINANCIAL CONDITION

### General

Total assets increased $161.6 million to $386.1 million at December 31, 2003 from $224.6 million at December 31, 2002, due to increases of $83.7 million in loans receivable and $82.5 million in securities available for sale and held to maturity. Growth in total assets was funded by $163.6 million in new deposit accounts and a long-term borrowing of $5.0 million transacted in September 2003. Total assets are projected to exceed $500.0 million by the end of 2004. Three new branch locations will be added to the existing six to supplement our current deposit gathering capacity.

### Cash and Cash Equivalents

Non-interest-bearing cash and due from banks increased from $3.5 million at December 31, 2002 to $5.2 million at December 31, 2003. Our interest-bearing deposits in other financial institutions decreased from $13.6 million at December 31, 2002 to $4.0 million at December 31, 2003. The average yields earned on these deposits over the years ended December 31, 2003 and 2002 were 1.08% and 1.77%, respectively. Daily cash levels may show significant fluctuations due to a variety of operating factors. Most significantly, the timing of deposit inflows, normal inflows and outflows in transaction accounts, short-term borrowings, loan closings and securities purchases may cause short-term swings in cash balances, however management attempts to invest all excess cash in longer lived assets as quickly as possible.

### Investment Securities

Our investment policy is designed to ensure liquidity for operations, to help manage interest rate risk, to manage asset quality diversification and to maximize yield. Ongoing review of the performance of the investment portfolio, market values, market conditions, current economic conditions, liquidity needs and other matters related to investing activities is performed by management and reviewed by the Asset/Liability Committee of the bank and its board of directors. We have adopted Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. At the date of purchase, we are required to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of this classification is reassessed. Securities available for sale are investments that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns. Purchases and sales of available for sale securities totaled $148.5 million and $19.4 million, respectively during the year ended December 31, 2003. The portfolio increased $80.5 million from $56.7 million to $137.2 million and the average yield earned decreased 70 basis points from 4.94% to 4.24% during this twelve-month period. The average estimated life of securities available for sale, adjusted for historical prepayment patterns on mortgage-backed securities, was 4.9 years at December 31, 2003, compared to 4.3 years at December 31, 2002. The available for sale portfolio had net unrealized losses of $655.2 thousand at December 31, 2003, compared to net unrealized gains of $764.2 thousand at December 31, 2002.

Securities classified as held to maturity are carried at amortized cost when the company has the positive intent and ability to hold such securities to maturity. At December 31, 2003, the portfolio had an amortized cost of $2.0 million, fair market value of $2.0 million, average yield of 3.0% and an average life of 29.5 years. It is anticipated that both the available for sale and held to maturity portfolio will increase as deposit growth outpaces loan growth.

The following table sets forth the amortized cost and fair values of the available for sale portfolio at December 31, 2003, 2002 and 2001:

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| U.S. Treasury and other U.S. government agencies | $17,480,728 | $16,806,629 | $13,556,347 | $13,786,229 | $13,578,088 | $13,776,101 |
| Corporate bonds | 5,875,495 | 6,003,409 | 3,069,159 | 3,086,845 | 3,065,508 | 3,133,209 |
| Fixed-rate mortgage-backed securities: | | | | | | |
| Collateralized mortgage obligations | 67,122,005 | 67,169,593 | 7,892,236 | 7,910,632 | 2,455,501 | 2,464,824 |
| Pass-thru securities | 32,222,534 | 32,121,395 | 19,848,915 | 20,269,208 | 6,885,892 | 6,876,778 |
| Adjustable-rate mortgage-backed securities: | | | | | | |
| Collateralized mortgage obligations | 5,435,146 | 5,464,155 | - | - | - | - |
| Pass-thru securities | 9,752,160 | 9,667,735 | 11,594,718 | 11,672,637 | - | - |
| | $137,888,068 | $137,232,916 | $55,961,375 | $56,725,551 | $25,984,989 | $26,250,915 |

At December 31, 2003, the held to maturity portfolio had an amortized cost of $2,000,000 and fair value of $1,987,500. Our company did not classify any securities as held to maturity at December 31, 2002 or 2001.

'he composition and contractual maturities of the available for sale and held to maturity portfolios at December 31, 2003 re indicated in the following table. The table does not reflect the impact of prepayments or redemptions that may occur, which may substantially reduce the contractual maturities of these securities.

| | At December 31, 2003 | |
|---|---|---|
| | Amortized Cost | Weighted Average Yield |
| Available for sale: | | |
| U.S. Treasury and other U.S. government agencies | | |
| Due within 1 year | $ 499,670 | 6.12% |
| Due after 10 years | 16,981,058 | 4.34 |
| Fixed-rate corporate bonds | | |
| Due within 1 year | 1,001,980 | 6.30 |
| Due from 1 to 5 years | 3,705,050 | 4.48 |
| Due from 5 to 10 years | 1,168,465 | 4.05 |
| Fixed-rate mortgage-backed securities: | | |
| Collateralized mortgage obligations | | |
| Due after 10 years | 67,122,005 | 4.30 |
| Pass-thru securities | | |
| Due from 1 to 5 years | 823,258 | 5.48 |
| Due from 5 to 10 years | 10,332,987 | 4.03 |
| Due after 10 years | 21,066,289 | 4.19 |
| Adjustable-rate mortgage-backed securities: | | |
| Collateralized mortgage obligations | | |
| Due after 10 years | 5,435,146 | 4.38 |
| Pass-thru securities | | |
| Due after 10 years | 9,752,160 | 3.27 |
| | 137,888,068 | 4.24 |
| Held to maturity: | | |
| Adjustable-rate corporate bonds | | |
| Due after 10 years | 2,000,000 | 3.02 |
| | $ 139,888,068 | 4.22% |

The investment portfolio contains securities issued by the following entities (exclusive of obligations of the U.S. Government and federal agencies) whose total amortized cost exceeds 10% of our company's shareholders' equity at December 31, 2003.

| | At December 31, 2003 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| ABN Amro Mortgage Corporation | $ 3,045,941 | $ 3,084,288 |
| Countrywide Home Loans | 6,251,679 | 6,328,562 |
| First Horizon Asset Securities, Inc. | 2,461,256 | 2,440,678 |
| Master Asset Securitization Trust | 5,841,703 | 5,885,442 |
| Residential Funding Mortgage Securities | 2,913,973 | 2,951,917 |
| Washington Mutual | 6,961,939 | 6,915,326 |
| Wells Fargo Mortgage Backed Securities Trust | 5,435,146 | 5,464,155 |
| | $ 32,911,637 | $ 33,070,368 |

## Loans

The loan portfolio inherently includes interest rate and credit risk. The bank attempts to control such risks through analysis of credit applications and portfolio diversification. During 2003, total net loans receivable increased $83.7 million from $142.3 million to $226.0 million. The portfolio consists of 94.8% mortgage loans secured by real estate, 4.7% commercial loans and 0.5% consumer loans with an average weighted rate of 5.60% at December 31, 2003, compared to 6.31% at December 31, 2002.

Approximately 98% of our real estate secured loans are secured either by properties located in or to borrowers resident in the eight counties of Western New York. Less than 1% are SBA/USDA guaranteed loans purchased in the secondary market to borrowers or business interests based outside of New York State, with the balance of the loans secured by properties in the Rochester, New York area. Accordingly, our results of operations may be affected by local market and economic conditions. Mitigating this risk however, has been the shift from a predominantly industrial and manufacturing economy to a more service-based market. We are strategically located to large concentrations of population in both Canada and the Northeastern and Midwestern United States, abundant natural resources in terms of water supply from the Great Lakes, and a diverse, skilled and educated workforce.

The following table sets forth the composition of our bank's loan portfolio by type of loan at the dates indicated:

| | At December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | | | | | |
| Mortgage loans: | | | | | | | | |
| Residential | $170,830 | 76.1 % | $109,518 | 77.2 % | $ 53,732 | 78.3 % | $ 8,802 | 65.8 % |
| Home equity | 19,924 | 8.9 | 11,997 | 8.5 | 4,743 | 6.9 | 922 | 6.9 |
| Commercial | 19,594 | 8.7 | 13,004 | 9.2 | 4,477 | 6.6 | 2,126 | 15.9 |
| Construction | 1,459 | 0.7 | 264 | 0.2 | 908 | 1.3 | -- | -- |
| Total mortgage loans | 211,807 | 94.4 | 134,783 | 95.1 | 63,860 | 93.1 | 11,850 | 88.6 |
| Commercial loans | 11,379 | 5.1 | 6,567 | 4.6 | 3,997 | 5.8 | 1,362 | 10.2 |
| Consumer loans: | | | | | | | | |
| Automobile loans | 839 | 0.4 | -- | -- | -- | -- | -- | -- |
| Other (1) | 361 | 0.1 | 434 | 0.3 | 742 | 1.1 | 155 | 1.2 |
| Total consumer loans | 1,200 | 0.5 | 434 | 0.3 | 742 | 1.1 | 155 | 1.2 |
| Total loans | 224,386 | 100.0 % | 141,784 | 100.0 % | 68,599 | 100.0 % | 13,367 | 100.0 % |
| Allowance for loan losses | (1,807) | | (1,377) | | (925) | | (92) | |
| Deferred loan origination costs, net | 3,373 | | 1,851 | | 1,196 | | 145 | |
| Total loans, net | $225,952 | | $142,258 | | $ 68,870 | | $ 13,420 | |

(1) Secured personal loans, loans secured by deposit accounts and home improvement loans.

The following table sets forth the composition of our bank's loan portfolio by fixed and adjustable rates at the dates indicated:

| | At December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | | | | | |
| ***Fixed rate loans*** | | | | | | | | |
| Mortgage loans: | | | | | | | | |
| Residential | $159,486 | 71.1 % | $109,076 | 76.9 % | $ 53,732 | 78.3 % | $ 8,802 | 65.8 % |
| Home equity loans | 1,664 | 0.8 | 976 | 0.7 | 753 | 1.1 | 91 | 0.7 |
| Commercial | 4,567 | 2.0 | 5,191 | 3.7 | 3,919 | 5.7 | 2,126 | 15.9 |
| Total mortgage loans | 165,717 | 73.9 | 115,243 | 81.3 | 58,404 | 85.1 | 11,019 | 82.4 |
| Commercial loans | 3,999 | 1.8 | 4,053 | 2.8 | 2,092 | 3.0 | 1,187 | 8.9 |
| Consumer loans (1) | 1,200 | 0.5 | 434 | 0.3 | 742 | 1.1 | 155 | 1.2 |
| Total fixed rate loans | 170,916 | 76.2 | 119,730 | 84.4 | 61,238 | 89.2 | 12,361 | 92.5 |
| ***Adjustable rate loans*** | | | | | | | | |
| Mortgage loans: | | | | | | | | |
| Residential | 11,344 | 5.1 | 442 | 0.3 | -- | -- | -- | -- |
| Home equity lines of credit | 18,260 | 8.1 | 11,021 | 7.8 | 3,990 | 5.8 | 831 | 6.2 |
| Commercial | 15,027 | 6.6 | 7,813 | 5.5 | 558 | 0.9 | -- | -- |
| Construction | 1,459 | 0.7 | 264 | 0.2 | 908 | 1.3 | -- | -- |
| Total mortgage loans | 46,090 | 20.5 | 19,540 | 13.8 | 5,456 | 8.0 | 831 | 6.2 |
| Commercial loans | 7,380 | 3.3 | 2,514 | 1.8 | 1,905 | 2.8 | 175 | 1.3 |
| Total adjustable rate loans | 53,470 | 23.8 | 22,054 | 15.6 | 7,361 | 10.8 | 1,006 | 7.5 |
| Total loans | 224,386 | 100.0 % | 141,784 | 100.0 % | 68,599 | 100.0 % | 13,367 | 100.0 % |
| Allowance for loan losses | (1,807) | | (1,377) | | (925) | | (92) | |
| Deferred loan origination costs, net | 3,373 | | 1,851 | | 1,196 | | 145 | |
| Total loans, net | $225,952 | | $142,258 | | $ 68,870 | | $ 13,420 | |

The following table summarizes the contractual maturities of the Bank's loan portfolio at December 31, 2003. Loans with adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The table reflects the entire unpaid principal balance of a loan in the maturity period that includes the final payment date, and accordingly, does not reflect the effects of scheduled payments or possible prepayments.

| Loan maturities: | Within 1 Year | 1 to 5 Years | After 5 Years | Total |
|---|---|---|---|---|
| Residential mortgages | $ -- | $ -- | $ 170,829,614 | $ 170,829,614 |
| Commercial mortgages | -- | 4,955,981 | 14,638,540 | 19,594,521 |
| Commercial loans | 5,848,225 | 2,988,141 | 2,542,321 | 11,378,687 |
| Construction loans | 1,020,571 | 438,735 | -- | 1,459,306 |
| Consumer loans | 154,445 | 884,956 | 20,084,598 | 21,123,999 |
| Total | $ 7,023,241 | $ 9,267,813 | $ 208,095,073 | $ 224,386,127 |

The following table sets forth the dollar amount of all fixed rate and adjustable rate loans at December 31, 2003 that ai contractually due after December 31, 2004:

| | Fixed | Adjustable | Total |
|---|---|---|---|
| Residential mortgages | $ 159,485,676 | $ 11,343,938 | $ 170,829,61 |
| Commercial mortgages | 4,940,531 | 14,653,990 | 19,594,52 |
| Commercial loans | 2,845,054 | 2,685,408 | 5,530,46 |
| Construction loans | -- | 438,735 | 438,73 |
| Consumer loans | 2,709,910 | 18,259,644 | 20,969,55 |
| Total | $ 169,981,171 | $ 47,381,715 | $ 217,362,88 |

Total unfunded loan commitments and unused lines-of-credit at December 31, 2003 and December 31, 2002 were $34.: million and $17.3 million, respectively. Our management believes that the recent residential mortgage-refinance boom ha: shown signs of slowing. We believe that we have the appropriate staffing level and product mix to remain competitive based on present market conditions. Additionally, a new consumer line of business, indirect auto-lending, was introducec late in the fourth quarter of 2003.

The table below sets forth the amounts and categories of our bank's nonperforming assets at the dates indicated. At each date presented, we had no troubled debt restructurings (which involve forgiving a portion of interest or principal or making loans at rates significantly less than current market rates). Our Company had no assets classified as nonperforming for the year ended December 31, 2000.

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Nonaccrual loans | $ 286,584 | $ 821,129 | $ 42,320 |
| Other loans 90 days or more past due | 48,155 | 638,636 | 488,641 |
| Foreclosed assets | 201,826 | 58,050 | -- |
| Total nonperforming assets | $ 536,565 | $ 1,517,815 | $ 530,961 |
| Ratios: | | | |
| Nonperforming loans to total loans | 0.24 % | 1.07 % | 0.77 % |
| Nonperforming assets to total assets | 0.14 % | 0.68 % | 0.47 % |

Gross interest income that would have been recorded had the nonaccrual loans been current in accordance with thei original terms amounted to $6,954 for the year ended December 31, 2003.

## Allowance for Loan Losses

In general, Greater Buffalo Savings Bank has not been operating long enough to have an established history regarding actual loan losses. However, actual losses to date have been negligible. There were no loans charged-off during 1999 o 2000, and loans charged-off during 2001, 2002 and 2003 were only $825, $19.6 thousand and $10.7 thousand, respectively Having no consequential history of our own, we monitor and utilize industry standards when considering the adequacy o our allowance as a percentage of gross loans. The average allowance percentage reported by FDIC insured savings institutions in the United States with total assets between $100 million and $1 billion is approximately .92%. Additionally based on the collective experience of our management, we believe that, at December 31, 2003, an allowance of $1.8 million, or .81%, was extremely conservative and sufficient to absorb future charge-off(s).

Our loan loss methodology consists of several key components, including a review of the two elements of the bank's loan portfolio, performing loans and classified loans. Performing loans are reviewed based upon the premises that there are losses inherent within the loan portfolio that have been incurred as of the balance sheet date, however, have not yet been identified. We utilize a formula to determine our allowance relating to performing loans, reserving 1.0% on all commercial and consumer loans originated, 0.50% on residential mortgage loans and between 1.0% and 5.0% on indirect automobile loans, depending on the credit tier. In deriving these expected loss percentages, our management considered the following criteria: the historical loss experience of each loan category (which has been negligible); an assessment of portfolio trends and conditions; the level and composition of new loan activity; specific industry conditions; and specific risk factors impacting the portfolios, such as the interest rate environment and the current condition and recent history of the overall local real estate market.

Classified loans are designated as substandard, doubtful or loss. We consider a loan to be substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that Greater Buffalo Savings Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. When Greater Buffalo Savings Bank classifies problem loans as either substandard or doubtful, it establishes allowances for loan losses in amounts deemed prudent by management, generally at an additional 20% and 50%, respectively.

The following table summarizes, for the periods indicated, the activity in the allowance for loan losses and other related data:

| | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Average loans outstanding | $ 181,876,885 | $ 106,535,000 | $ 38,941,928 | $ 5,142,777 |
| Loans outstanding at end of period | 224,386,127 | 141,783,583 | 68,598,397 | 13,367,004 |
| Allowance for loan losses at beginning of period | 1,377,000 | 925,000 | 92,000 | - |
| Charge-offs: | | | | |
| Residential mortgage | - | 14,346 | - | - |
| Commercial loans | - | 4,278 | - | - |
| Consumer loans | 10,695 | 961 | 825 | - |
| Total charge-offs | 10,695 | 19,585 | 825 | - |
| Recoveries: | | | | |
| Consumer loans | 248 | 713 | - | - |
| Net charge-offs | 10,447 | 18,872 | 825 | - |
| Additions charged to operations | 440,447 | 470,872 | 833,825 | 92,000 |
| Allowance for loan losses at end of period | $ 1,807,000 | $ 1,377,000 | $ 925,000 | $ 92,000 |

| | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Ratios: | | | | |
| Net charge-offs to average loans | 0.01 % | 0.02 % | 0.002 % | N/A % |
| Allowance to end of period loans | 0.81 % | 0.97 % | 1.35 % | 0.69 % |
| Allowance to end of period nonperforming loans | 539.82 % | 94.33 % | 174.21 % | N/A % |

Our reserve calculation and the resulting allowance for loan losses is reviewed for reasonableness by the Loan Committee of the board of directors of Greater Buffalo Savings Bank on a monthly basis. There has been no change in this approach since Greater Buffalo Savings Bank's inception in November 1999. Although we utilize the most reliable information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. As part of our credit administration process, we engage an outside consultant to review Greater Buffalo Savings Bank's loan portfolio on a regular basis. The information garnered from this review is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review Greater Buffalo Savings Bank's allowance for loan losses. Based on their judgments about information available to them at the time of their examination, the regulators may require us to recognize adjustments to the allowance.

The following table summarizes, for the periods indicated, the allocation of the allowance for loan losses among various categories of loans and certain other information at December 31, 2003, 2002 and 2001. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

| | At December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | |
| | Loan loss allowance | Percent of loans in each category to total loans | Loan loss allowance | Percent of Loans in each Category to total loans | Loan loss allowance | Percent of loans In each category to total loans | Loan loss allowance | Percent of Loans in each category to total loans |
| Mortgage loans: | | | | | | | | |
| Residential | $1,043,258 | 76.8 % | $ 776,226 | 56.4 % | $ 496,556 | 53.7 % | $ 44,000 | 71.0 % |
| Commercial | 294,203 | 8.7 | 331,250 | 24.1 | 214,582 | 23.2 | 9,000 | 5.1 |
| Commercial loans | 255,808 | 5.1 | 145,213 | 10.5 | 159,008 | 17.2 | 28,000 | 15.3 |
| Consumer loans | 213,731 | 9.4 | 124,311 | 9.0 | 54,854 | 5.9 | 11,000 | 8.6 |
| Total | $1,807,000 | 100.0 | $1,377,000 | 100.0 % | $ 925,000 | 100.0 % | $ 92,000 | 100.0 % |

Our management believes that the allowance for loan losses at December 31, 2003 is adequate to cover losses inherent in the loan portfolio at such date. Factors beyond the bank's control, however, such as general national and local economic conditions, can adversely impact the adequacy of the allowance for loan losses. As a result, no assurance can be given, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio or that the allowance for loan losses will be sufficient to meet actual loan losses.

### Deferred Tax Asset

The net deferred tax asset was $519.4 thousand and $1.0 million at December 31, 2003 and December 31, 2002, respectively. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. No reserve has been established against this asset as our management believes it is more likely than not that the deferred tax asset will be realized through future taxable earnings. In making this decision, management analyzed the relevant guidance available in SFAS 109. Management does not believe that any of our accumulated tax credits or carryforwards will expire unused. Greater Buffalo Savings Bank has been profitable since February 2002 and we believe this trend will continue. We have met or exceeded our growth and earnings projections since our bank's inception in November 1999. The losses Greater Buffalo Savings Bank realized as a start-up were temporary and not indicative of the present and ongoing financial earnings potential inherent in our bank's earning assets and deposit base.

In our management's judgment, more positive than negative evidence exists supporting the conclusion that a valuation allowance is not needed for the deferred tax asset. At each fiscal year-end, this conclusion has been evaluated and supported by our independent accountants.

## Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are the bank's primary source of funding. Greater Buffalo Savings Bank seeks deposits within its market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. The bank offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. At December 31, 2003, total deposits were $360.6 million, an increase of $163.6 million from year-end 2002. The aggregate cost of funds at December 31, 2003 was 1.90%, a decrease of 71 basis points from year-end 2002. Certificates of deposit at December 31, 2003 and 2002 were 23.4% and 26.6% of total deposits with aggregate costs of 2.23% and 2.93% respectively.

Since Greater Buffalo Savings Bank began operations in November 1999, each of its existing six branches is still relatively new. We expected that branch deposit growth would stabilize after several years; however, we have seen evidence of that in only two of our branches. In addition to ongoing, aggressive marketing, we expect to open two or three additional branches by the end of 2004 and anticipate no decline in our overall rate of deposit growth. As of December 31, 2003, we estimate our market share to be approximately 1.5% of total deposits in Erie County and North Tonawanda.

Deposits in passbook savings accounts increased $123.4 million or 112.0% during 2003. The effects of several key marketing initiatives have permitted this core product to grow much more rapidly than other deposit products over the same period. We believe that our market is inherently savings oriented and intend to continue focusing on the passbook savings account as our principal deposit product. Our total cost of funds decreased from 2.61% to 1.90% during 2003, largely due to a decrease in the rate paid on passbook savings accounts from 2.50% to 2.00%. This reduced rate is still significantly higher than local competitors' rates and other savings alternatives. Due to our significant percentage of passbook savings accounts, our total cost of funds will most likely remain linked to the rate set by our management for this account. It is considered to be a variable-rate account, so the existing 2.00% rate may be increased or decreased at any time.

The following table sets forth the distribution of the company's deposits by type as of December 31, 2003, 2002 and 2001:

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Demand and NOW accounts | $ 31,297,578 | 8.68% | $ 21,955,121 | 11.14% | $ 15,055,053 | 14.88% |
| Money market | 11,306,539 | 3.14 | 12,465,915 | 6.33 | 25,004,874 | 24.73 |
| Passbook savings | 233,634,034 | 64.78 | 110,195,455 | 55.93 | 9,000,930 | 8.90 |
| Certificates of deposit > $100,000 | 56,540,281 | 15.67 | 20,561,681 | 10.44 | 13,451,529 | 13.30 |
| Certificates of deposit < $100,000 | 27,861,664 | 7.73 | 31,850,737 | 16.16 | 38,620,717 | 38.19 |
| | $ 360,640,096 | 100.0% | $ 197,028,909 | 100.0% | $ 101,133,103 | 100.0% |

The following table presents the amounts and maturity of certificates of deposit that had balances or $100,000 or more at December 31, 2003:

| | | December 31, 2003 |
|---|---|---|
| Remaining maturity: | | |
| Three months or less | $ | 425,152 |
| Over three months through six months | | 3,080,990 |
| Over six months through twelve months | | 34,508,438 |
| Over twelve months | | 18,525,701 |
| Total certificates of deposit > $100,000 | $ | 56,540,281 |

**Short-term Borrowings**

At December 31, 2003, short-term borrowings consisted of one three-day loan due the Federal Home Loan Bank totaling $1.3 million and $107.5 thousand of Treasury Tax and Loan deposits held in the bank's Federal Reserve Bank account. At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9.0 million and $134.1 thousand of Treasury Tax and Loan deposits held in the bank's Federal Reserve Bank account. Short-term borrowings from the Federal Home Loan Bank are occasionally used to offset fluctuations in deposit inflows, fund lending and investment activities and to manage liquidity needs at competitive rates. Interest rates for these borrowings are presently well below the bank's cost of funds. Federal Home Loan Bank borrowings are collateralized by certain qualifying securities or the bank's residential mortgage portfolio. Treasury Tax and Loan deposits can fluctuate daily and are generally short-term in nature.

**Long-term Debt**

In September 2003, Great Lakes Bancorp, Inc. borrowed $5.0 million from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of our bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years at the prime interest rate and quarterly payments of $416,667 of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable. The term loan is secured by a pledge of all outstanding capital stock of our bank.

The provisions of indenture relating to the Fifth Third Bank obligation contain various financial and non-financial covenants. The company is required to maintain a "well-capitalized" designation, consistent with all applicable banking regulations, and a minimum tangible net worth of $18.3 million. In addition, the bank's non-performing loan ratio may not exceed 1% and the loss reserve coverage ratio may not fall below 105% at the end of any quarter. As of December 31, 2003, the company was either in compliance, or obtained a waiver, with all of the financial covenants of the obligation.

### Shareholders' Equity

Shareholders' equity at December 31, 2003 was $18.1 million, an increase of $459.8 thousand, or 2.6% from year-end 2002. This increase resulted primarily from the 2003 net operating income of $1.3 million, offset by the change in the net unrealized loss on the available for sale securities portfolio of $866.1 thousand.

The bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC) and the New York State Banking Department (NYSBD). At December 31, 2003, the bank's equity as a percentage of total assets exceeded all regulatory requirements. For detailed information on regulatory capital, see Note 10 of the Notes to Financial Statements.

The following table presents certain performance and condition ratios relating to shareholder's equity for the years ended December 31, 2003, 2002 and 2001:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Return on average assets | 0.45% | 0.52% | (1.22%) |
| Return on average equity | 7.47 | 5.30 | (9.76) |
| Average equity to average assets ratio | 5.99 | 9.81 | 12.52 |

## RESULTS OF OPERATIONS

Our results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, savings deposits and borrowed funds. Net interest income is one of the major determining factors in the bank's performance as it is the principal source of revenue and earnings. Our results of operations are also affected by our provision for loan losses, non-interest income, and non-interest expense. Non-interest expense consists primarily of salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income consists mainly of service charges and fees and realized gains on securities available for sale.

Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in the level of market interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact us. Additionally, our primary lending activity is concentrated in loans secured by real estate mainly located in Western New York. Accordingly, our results of operations may be affected by local market and economic conditions.

### Net Income / Loss

The bank's income before income taxes was $2.3 million at December 31, 2003 compared to $929.3 thousand at December 31, 2002.

Impacting 2003 income was a $579.6 thousand gain realized on the sale of securities available for sale. By selling certain securities throughout the year, the bank took advantage of the opportunity to realize significant gains inherent in these securities and also restructured the balance sheet to minimize the potential for future risk exposure. Income tax expense of $1.0 million was recognized during 2003 and the net deferred tax asset is $519.4 thousand at December 31, 2003.

Impacting 2002 income was the $911.2 thousand gain on sale of securities available for sale. By selling certain securities throughout the year, the bank took advantage of the opportunity to realize significant gains inherent in these securities and also restructured the balance sheet to minimize the potential for future risk exposure. Income tax expense of $62.4 was recognized during 2002 and the net deferred tax asset is $1.0 million at December 31, 2002.

### Net interest income

Net interest income increased from $4.4 million in 2002 to $7.6 million in 2003 as a result of increases in the volume of interest-earning assets. The net interest spread, defined as the difference between interest earned on total interest-earning assets and interest paid on total interest-bearing liabilities, on average, decreased from 2.70% to 2.55%. Net interest income is one of the major determining factors in the bank's performance as it is the principal source of revenue and earnings.

The significant increases in average interest-earning assets were due to rapid growth in the loan and securities portfolios, which were funded by the deposit growth referred to above. The bank has opened six full-service branch locations since its inception in November 1999. Attracting customer deposits has been the bank's primary focus, with increasing emphasis being placed on lending activities. Management plans to open several new branch locations over the next one to three years. It is expected that deposit generation from the entire branch system will continue to outpace loan growth. Gross loans as a percentage of total assets decreased from 63.1% at December 31, 2002 to 58.1% at December 31, 2003. However, all excess cash is invested in securities as quickly as possible. Securities as a percentage of total assets increased from 25.3% at December 31, 2002 to 36.1% at December 31, 2003.

The decreases in the yields on interest-earning assets from period to period resulted from the significant decreases in yields on each of the bank's interest-earning assets, securities available for sale, loans and interest-bearing deposits and federal funds sold. The yields earned on interest-earning assets declined throughout these periods as the Federal Reserve Bank continued to maintain the historically low interest rate environment that now exists. Management does not expect that these yields will rise very significantly over the next twelve months.

Interest income on loans receivable increased by $3.3 million to $10.2 million during 2003 compared to $6.9 million during 2002. This increase resulted from a $75.4 million increase in average loans outstanding to $181.9 million during 2003 from $106.5 million compared to 2002. The yield on average loans decreased to 5.93% during 2003 from 6.67% compared to 2002.

Interest income on securities increased $1.5 million, or 42.9% to $3.5 million during 2003 from $2.0 million compared to 2002. This increase resulted from a $49.9 million increase in average securities to $92.3 million during 2003 from $42.4 million during 2002. The yield on average securities decreased to 4.08% during 2003 compared to 4.94% during 2002.

Interest income on interest-bearing deposits and federal funds sold decreased $47.3 thousand, or 24.7% to $143.9 thousand during 2003 from $191.2 thousand during 2002. Average interest-bearing deposits and federal funds sold decreased from $9.2 million during 2002 to $7.9 million during 2003 as the bank continues to maintain less cash on hand.

Interest expense increased $1.5 million, or 31.9% to $6.2 million during 2003 compared to $4.7 million during 2002. The average balance of customer deposits, the most significant portion of interest-bearing liabilities, increased by $121.0 million, or 85.0% to $263.3 million during 2003 from $142.3 million during 2002. However, the average cost of funds (customer deposits) decreased to 2.39% during 2003 from 3.23% during 2002. The decrease in the cost of funds during this period was due to certificates of deposits repricing at lower market rates and the downward adjustment of savings account rates. Management prices its deposit liabilities based on various factors, such as the interest rate environment, market conditions and local competition. The bank has $233.6 million, or 64.8% of its total deposit liabilities in passbook savings accounts yielding 2.0% at December 31, 2003. Therefore, it can be anticipated that the average cost of funds for 2004 will decrease further from the 2.39% referred to above.

Interest expense from short-term borrowings increased $31.7 thousand to $48.0 thousand during 2003, compared to $16.3 thousand during 2002. (See "Short-term Borrowings"). Management uses short-term borrowings as part of its overall balance sheet management strategy. In the current interest rate environment, it is desirable to invest all excess cash as quickly as possible. Short-term borrowings from the Federal Home Loan Bank are utilized to bridge cash timing differences arising from the volume of loan closings and the settlement dates of securities purchases.

**Noninterest Income**

Noninterest income amounted to $1.3 million in 2003 and consisted primarily of $579.6 thousand realized gains on the sale of securities and $639.7 thousand in service charges on deposit accounts and other fees. Noninterest income amounted to $1.2 million in 2002 and consisted primarily of $911.2 thousand realized gains on the sale of securities and $246.9 thousand in service charges on deposit accounts and other fees. It is anticipated that noninterest income will continue to increase as our bank expands its customer base and adds to our existing menu of products and services.

**Provision for Loan Losses**

The provision for loan losses was $440.4 thousand, a decrease of $30.5 thousand during 2003 compared to $470.9 thousand during 2002. Provisions for losses in the portfolio are charged to earnings in an amount sufficient, in management's judgment, to cover probable losses based upon the overall inherent risk in the bank's loan portfolio, current economic conditions and historical trends. The decrease between years noted above, is due in part to a large percentage of residential mortgage loans being added to the portfolio and the payoff of a commercial loan classified as substandard. (See "Allowance for Loan Losses"). Loans totaling $1.3 million are classified as substandard at December 31, 2003 compared to $1.5 million at December 31, 2002.

**Noninterest Expense**

Noninterest expense amounted to $6.1 million in 2003 compared to $4.1 million in 2002. Salaries and employee benefits increased from $2.1 million in 2002 to $2.9 million in 2003 as the number of full-time equivalent employees increased from 60 to 99 at December 31, 2002 and 2003 respectively. Occupancy, equipment and furnishings expense increased from $682.5 thousand during 2002 to $968.2 thousand during 2003. This increase was primarily the result of costs associated with occupying the newly renovated branch and corporate headquarters located in Buffalo, New York during November 2002 and completing the construction of the bank's sixth branch office located in Amherst, New York during June 2003. Data processing expense increased from $463.7 thousand during 2002 to $607.5 thousand during 2003 as the number of customer accounts at December 31, 2002 and 2003 increased from 16,974 to 24,306, respectively. Data processing costs are directly linked to the number of customer account and transactions processed through those accounts.

## Average Balance Sheets with Resultant Interest and Rates

| | Years ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2002 | | | 2001 | | |
| | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate |
| Assets: | | | | | | | | | |
| Interest-bearing deposits | $ 7,937,559 | $ 85,726 | 1.08% | $ 8,987,688 | $ 159,082 | 1.77% | $ 8,106,616 | $ 323,597 | 3.99% |
| Federal funds sold | - | - | - | 200,925 | 663 | 0.33 | 4,483,385 | 267,124 | 5.96 |
| Securities available for sale | 92,299,212 | 3,765,808 | 4.08 | 42,437,531 | 2,096,414 | 4.94 | 17,898,092 | 999,277 | 5.58 |
| FHLB Stock | 1,304,554 | 41,354 | 3.17 | 602,138 | 28,782 | 4.78 | 25,585 | - | - |
| Loans [1] | 181,876,885 | 10,785,299 | 5.93 | 106,535,000 | 7,105,885 | 6.67 | 38,941,928 | 2,853,392 | 7.33 |
| Total interest-earning assets | 283,418,210 | 14,678,187 | 4.92 | 158,763,282 | 9,390,826 | 5.91 | 69,455,606 | 4,443,390 | 6.40 |
| Cash and due from banks | 4,586,752 | | | 2,938,224 | | | 2,158,193 | | |
| Premises and equipment | 6,261,856 | | | 3,285,839 | | | 2,397,448 | | |
| Other assets | 2,413,539 | | | 1,853,405 | | | 1,302,189 | | |
| Total assets | $296,680,357 | | | $ 166,840,750 | | | $ 75,313,436 | | |
| Liabilities and shareholders' equity: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Interest-bearing checking | 12,176,846 | 103,503 | 0.85 | 7,649,951 | 88,739 | 1.16 | 5,779,661 | 64,154 | 1.11 |
| Savings | 177,871,103 | 4,428,990 | 2.49 | 58,789,949 | 1,740,182 | 2.96 | 7,376,145 | 224,435 | 3.04 |
| Money market | 10,451,047 | 153,630 | 1.47 | 17,226,582 | 344,532 | 2.00 | 14,590,134 | 548,531 | 3.76 |
| Certificates of deposit | 62,760,481 | 1,600,393 | 2.55 | 58,647,706 | 2,416,285 | 4.12 | 36,567,188 | 2,016,554 | 5.51 |
| Total interest-bearing deposits | 263,259,477 | 6,286,516 | 2.39 | 142,314,188 | 4,589,738 | 3.23 | 64,313,128 | 2,853,674 | 4.44 |
| Short-term borrowings | 3,810,056 | 49,912 | 1.31 | 1,348,138 | 20,357 | 1.51 | 189,992 | 3,983 | 2.10 |
| Long-term borrowings | 1,538,462 | 19,385 | 1.26 | - | - | - | - | - | - |
| Total interest-bearing liabilities | 268,607,995 | 6,355,813 | 2.37 | 143,662,326 | 4,610,095 | 3.21 | 64,503,120 | 2,857,657 | 4.43 |
| Net interest spread | | $ 8,322,374 | 2.55 | | $ 4,780,731 | 2.70 | | $ 1,585,733 | 1.97 |
| Non-interest-bearing deposits | 9,145,267 | | | 6,337,720 | | | 1,112,700 | | |
| Other liabilities | 1,167,811 | | | 480,631 | | | 271,661 | | |
| Shareholders' equity | 17,759,284 | | | 16,360,073 | | | 9,425,955 | | |
| Total liabilities and shareholders' equity | $296,680,357 | | | $ 166,840,750 | | | $ 75,313,436 | | |
| Net interest margin | | | 2.94% | | | 3.01% | | | 2.28% |

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the bank's interest income and interest expense. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume), and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

## Rate / Volume Analysis

| | The year ended December 31, 2003 versus the year ended December 31, 2002 | | |
|---|---|---|---|
| | Due to Change in: | | |
| | Volume | Rate | Total |
| Interest income | | | |
| Interest-bearing deposits | $ (16,916) | $ (56,440) | $ (73,356) |
| Federal funds sold | (332) | (331) | (663) |
| Securities available for sale | 1,959,769 | (290,375) | 1,669,394 |
| FHLB Stock | 17,676 | (5,104) | 12,572 |
| Loans | 4,364,035 | (684,621) | 3,679,414 |
| Total interest income [2, 3] | 6,324,232 | (1,036,871) | 5,287,361 |
| Interest expense: | | | |
| Deposits: | | | |
| Interest-bearing checking | (21,401) | 36,165 | 14,764 |
| Savings | 5,310,665 | (2,621,857) | 2,688,808 |
| Money Market | (53,889) | (137,012) | (190,901) |
| Certificates of deposit | 61,531 | (877,424) | (815,893) |
| Total deposits | 5,296,906 | (3,600,128) | 1,696,778 |
| Short-term borrowings | 65,328 | (35,773) | 29,555 |
| Long-term borrowings | 9,692 | 9,693 | 19,385 |
| Total interest expense [2] | 5,371,926 | (3,626,208) | 1,745,718 |
| Net interest income | $ 952,306 | $ 2,589,337 | $ 3,541,643 |

[1] Loans in non-accrual status at December 31, 2003 total $286,584.
[2] No out of period items or adjustments are included in these amounts.
[3] Loan interest income is shown net of $430,349 thousand deferred costs / fees.

## Liquidity and Capital Resources

The bank's primary sources of funds are customer deposits, short-term borrowings and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are influenced by the general level of interest rates, economic conditions and competition.

The bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals and take advantage of investment opportunities. Since its inception in November 1999, the bank's rapidly increasing core deposit base has provided a significant source of funds. During 2003, the bank's deposits increased 83.0% from $197.0 million to $360.6 million, outpacing all existing liquidity needs. However, short-term borrowings from the Federal Home Loan Bank may occasionally be used to offset fluctuations in deposit inflows and outflows and to manage liquidity needs at competitive rates. Federal Home Loan Bank rates are presently well below the bank's cost of funds and are collateralized by certain qualifying securities.

The bank is required to maintain specific amounts of capital pursuant to FDIC regulations. To support the bank's rapid growth, Great Lakes Bancorp, Inc. borrowed $5.0 million from Fifth Third Bank in September 2003 pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of the bank. The term loan is secured by a pledge of all outstanding capital stock of the bank. (See "Long-term Debt"). As of December 31, 2003, the bank was in compliance with all regulatory capital requirements that were effective as of such date, with a total risk-based capital to risk-weighted assets ratio of 13.0%, a Tier 1 risk-based capital to risk-weighted assets ratio of 12.0% and a leverage ratio of 6.4%. These ratios greatly exceed the minimum capital ratios as required by federal and state regulations.

**Quantitative and Qualitative Disclosures about Market Risk**

The bank's board of directors has formulated an Interest Rate Risk Management policy designed to promote long-term profitability while managing IRR. An Asset/Liability Committee of members of the board of directors and senior management is responsible for the management of IRR. This committee meets monthly and reports to the board of directors concerning asset/liability policies, strategies and the bank's current IRR position. The committee's first priority is to structure and price the institution's assets and liabilities to maintain an acceptable interest rate spread while reducing the net effects of change in interest rates.

The primary objectives of our interest rate risk management strategy are to:

- evaluate the interest rate risk inherent in certain balance sheet accounts;
- determine the appropriate level of interest rate risk given our business plan, the current business environment and our capital and liquidity requirements; and
- manage interest rate risk in a manner consistent with the approved guidelines and policies set by our board of directors.

We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range. Management originates a sufficient number of loans and purchases investment securities with interest rates subject to periodic repricing to market conditions. Additionally, management offers higher yields on deposits with extended maturities to assist in matching the rate sensitivity of its assets.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the institution's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of declining interest rates. If the bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

The bank has contracted with an outside balance sheet consultant who utilizes financial data provided by management to review and analyze interest rate risk ("IRR") measurements on a quarterly basis. The last current position assessment, conducted as of December 31, 2003 concluded that the bank's interest rate risk profile remained structurally asset sensitive. Assuming an immediate +200 basis point shock to the existing balance sheet, estimated net interest income would decrease approximately 4.8% during the first two years and increase 35.3% between the third and fifth years. Assuming an immediate –100 basis point shock to the existing balance sheet, estimated net interest income would increase approximately 1.8% during the first year and decrease 38.9% between the second and fifth years. Anticipating a rising interest rate scenario, management believes the balance sheet is well positioned to provide positive long-term net interest income growth.

At December 31, 2003, the bank's one-year "gap" position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was a positive $59.5 million. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative

;ap position is likely to experience a decline in net interest income as the cost of its interest-bearing liabilities increase at a ate faster than its yield on interest-earning assets. In comparison, an institution with a positive gap is likely to realize an ncrease in its net interest income in a rising interest rate environment.

The following table sets forth the bank's condensed static gap schedule as of December 31, 2003:

| | As of December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Three Months or Less | Over Three Months Though One Year | Over One Year Through Five Years | Over Five Years | Total |
| | (Dollars in thousands) | | | | |
| nterest earning assets: | | | | | |
| Investment securities | $ 11,120 | $ 25,191 | $ 79,200 | $ 23,726 | $ 139,237 |
| Other investment securities | 1,581 | - | - | - | 1,581 |
| Loans: | | | | | |
| Fixed rate | 14,505 | 35,366 | 90,678 | 28,206 | 168,755 |
| Variable rate | 31,201 | 3,630 | 15,429 | 2,927 | 53,187 |
| Total interest earning assets | $ 58,407 | $ 64,187 | $ 185,307 | $ 54,859 | $ 362,760 |
| Interest bearing liabilities: | | | | | |
| Interest bearing deposits: | | | | | |
| Interest bearing transaction accounts | $ - | $ - | $ - | $ 18,289 | $ 18,289 |
| Savings | 11,306 | 2 | - | 233,633 | 244,941 |
| Time deposits | 2,592 | 49,232 | 32,572 | - | 84,396 |
| Total interest bearing deposits | 13,898 | 49,234 | 32,572 | 251,922 | 347,626 |
| Long term borrowings: | - | - | 5,000 | - | 5,000 |
| Total interest bearing liabilities | $ 13,898 | $ 49,234 | $ 37,572 | $ 251,922 | $ 352,626 |
| Interest rate gap | $ 44,509 | $ 14,953 | $ 147,735 | $ (197,063) | $ 10,134 |
| Cumulative period gap | $ 44,509 | $ 59,462 | $ 207,197 | $ 10,134 | |
| Cumulative period gap to total assets | 4.20% | 1.94% | 3.06% | 1.03% | |

## Item 7. Financial Statements

### Great Lakes Bancorp, Inc. and Subsidiary
### Index to Consolidated Financial Statements

**Management's Report**

The accompanying consolidated financial statements and related notes of the company were prepared by management in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity and fair presentation of these consolidated financial statements.

Management has in place an internal accounting control system designed to safeguard corporate assets from material loss or misuse and to ensure that all transactions are first properly authorized and then recorded in the company's records. The internal control system includes an organization structure that provides appropriate delegation of authority and segregation of duties, established policies and procedures, and comprehensive internal audit and loan review programs. Management believes that this system provides assurance that the company's assets are adequately safeguarded and that its records, which are the basis for the preparation of all financial statements, are reliable.

The Audit Committee of the board of directors consists solely of directors who are not employees of the company. During 2003, the Audit Committee met six times with internal auditors, the independent accountants, and representatives of senior management to discuss the results of examination and to review their activities to ensure that each is properly discharging its responsibilities. The independent accountants, internal auditors and individuals responsible for credit review have direct and unrestricted access to the Audit Committee at all times.

The company's consolidated financial statements have been audited by Freed Maxick & Battaglia CPAs, PC, independent, certified public accountants. Their Report of Independent Accountants, which is based on an audit made in accordance with auditing standards generally accepted in the United States of America, expresses an opinion as to the fair presentation of the consolidated financial statements. In performing their audit, Freed Maxick & Battaglia CPAs, PC considers the company's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements.

Andrew W. Dorn, Jr.
President & Chief Executive Officer

Kim S. Destro, CPA
Vice President & Chief Financial Officer

Freed Maxick & Battaglia, CPAs, PC

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors
of Great Lakes Bancorp, Inc.
and its wholly owned subsidiary
Greater Buffalo Savings Bank

We have audited the accompanying consolidated balance sheet of Great Lakes Bancorp, Inc. and its wholly owned subsidiary Greater Buffalo Savings Bank as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Lakes Bancorp, Inc. and its wholly owned subsidiary Greater Buffalo Savings Bank as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
February 26, 2004

# GREAT LAKES BANCORP, INC. AND SUBSIDIARY
## Consolidated Balance Sheets

| Assets | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 5,165,380 | $ 3,518,565 |
| Interest-bearing deposits in other financial institutions | 4,038,151 | 13,585,964 |
| Total cash and cash equivalents | 9,203,531 | 17,104,529 |
| Securities available for sale | 137,232,916 | 56,725,551 |
| Securities held to maturity (fair value approximates $1,987,500) | 2,000,000 | - |
| Federal Home Loan Bank stock, at cost | 1,580,800 | 683,000 |
| Loans, net of allowance for loan losses of $1,807,000 and $1,377,000 | 225,951,599 | 142,257,683 |
| Premises and equipment, net | 7,765,696 | 5,307,920 |
| Deferred tax asset, net | 519,378 | 1,010,781 |
| Other assets | 1,888,878 | 1,494,402 |
| Total assets | $ 386,142,798 | $ 224,583,866 |
| **Liabilities and Shareholders' Equity** | | |
| Deposits: | | |
| Noninterest-bearing | $ 13,009,820 | $ 7,121,404 |
| Interest-bearing | 347,630,276 | 189,907,505 |
| Total deposits | 360,640,096 | 197,028,909 |
| Short-term borrowings | 1,358,549 | 9,139,501 |
| Long-term debt | 5,000,000 | - |
| Accrued expenses and other liabilities | 1,081,051 | 812,114 |
| Total liabilities | 368,079,696 | 206,980,524 |
| Shareholders' equity: | | |
| Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued | - | - |
| Common stock – voting, $0.001 par value, 20,000,000 shares authorized, 1,961,620 shares issued and outstanding | 1,962 | 1,962 |
| Class B Common stock – non-voting, $0.001 par value, 5,000,000 shares authorized, 115,750 shares issued and outstanding | 116 | 116 |
| Additional paid-in capital | 18,622,473 | 18,622,473 |
| Accumulated deficit | (161,479) | (1,487,356) |
| Accumulated other comprehensive (loss) income, net | (399,970) | 466,147 |
| Total shareholders' equity | 18,063,102 | 17,603,342 |
| Total liabilities and shareholders' equity | $ 386,142,798 | $ 224,583,866 |

The accompanying notes are an integral part of the consolidated financial statements.

## GREAT LAKES BANCORP, INC. AND SUBSIDIARY
### Consolidated Statements of Operations

| | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Loans | $ 10,187,091 | $ 6,864,340 | $ 2,853,392 |
| Securities | 3,473,346 | 1,992,206 | 999,277 |
| Interest-bearing deposits and federal funds sold | 143,936 | 191,188 | 590,721 |
| | 13,804,373 | 9,047,734 | 4,443,390 |
| Interest expense: | | | |
| Deposits | 6,131,339 | 4,675,916 | 2,853,674 |
| Short-term borrowings | 47,969 | 16,322 | 3,983 |
| Long-term debt | 56,045 | - | - |
| Total interest expense | 6,235,353 | 4,692,238 | 2,857,657 |
| Net interest income | 7,569,020 | 4,355,496 | 1,585,733 |
| Provision for loan losses | 440,447 | 470,872 | 833,825 |
| Net interest income after provision for loan losses | 7,128,573 | 3,884,624 | 751,908 |
| Noninterest income: | | | |
| Gain on sale of securities, net | 579,563 | 911,199 | 492,454 |
| Gain on sale of loans, net | 63,862 | - | - |
| Gain on sale of real estate owned, net | 1,056 | - | - |
| Other operating income | 639,681 | 246,855 | 138,203 |
| Total noninterest income | 1,284,162 | 1,158,054 | 630,657 |
| Noninterest expenses: | | | |
| Salaries and employee benefits | 2,945,624 | 2,088,767 | 1,331,646 |
| Occupancy, equipment and furnishings | 968,236 | 682,502 | 560,714 |
| Data processing and operations | 607,526 | 463,706 | 294,275 |
| Professional services | 337,967 | 128,182 | 109,229 |
| Printing, postage and supplies | 298,987 | 225,974 | 162,976 |
| Advertising | 268,521 | 281,446 | 234,765 |
| Other | 638,907 | 242,757 | 193,766 |
| Total noninterest expenses | 6,065,768 | 4,113,334 | 2,887,371 |
| Income (loss) before income taxes | 2,346,967 | 929,344 | (1,504,806) |
| Income tax provision (benefit) | 1,021,090 | 62,445 | (584,607) |
| Net income (loss) | $ 1,325,877 | $ 866,899 | $ (920,199) |
| Net income (loss) per share – basic and diluted | $ 0.64 | $ 0.42 | $ (0.79) |
| Weighted average number of common shares outstanding – basic and diluted | 2,077,370 | 2,068,466 | 1,171,780 |

The accompanying notes are an integral part of the consolidated financial statements.

# GREAT LAKES BANCORP, INC. AND SUBSIDIARY
## Consolidated Statements of Changes in Shareholders' Equity
### Years ended December 31, 2003, 2002 and 2001

| | Common stock – voting | Class B Common stock - Non-voting | Additional paid-in capital | Accumulated deficit | Accumulated other comprehensive Income (loss) | Subscriptions receivable | Total shareholders' equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2000 | $ 5,529,800 | $ - | $ 5,145,246 | $ (1,434,056) | $ 230,823 | $ - | $ 9,471,813 |
| Issuance of 338,035 shares of Common stock - voting | 1,690,175 | - | 1,098,614 | - | - | - | 2,788,789 |
| Issuance of 61,000 shares of Class B Common stock – non-voting | - | 305,000 | 198,250 | - | - | - | 503,250 |
| Subscriptions receivable for 517,625 shares of Common stock - voting | 2,588,125 | - | 1,682,281 | - | - | (4,270,406) | - |
| Subscriptions receivable for 54,750 shares of Class B Common stock – non-voting | - | 273,750 | 177,938 | - | - | (451,688) | - |
| Payment of underwriting costs | - | - | (60,825) | - | - | - | (60,825) |
| Comprehensive loss | | | | | | | |
| Net loss | - | - | - | (920,199) | - | - | (920,199) |
| Change in net unrealized loss on securities available for sale, net of tax and reclassification adjustment | - | - | - | - | (88,290) | - | (88,290) |
| Total comprehensive loss | | | | | | | (1,008,489) |
| Balance at December 31, 2001 | 9,808,100 | 578,750 | 8,241,504 | (2,354,255) | 142,533 | (4,722,094) | 11,694,538 |
| Issuance of 517,625 shares of Common stock – voting | - | - | - | - | - | 4,270,406 | 4,270,406 |
| Issuance of 54,750 shares of Class B Common stock – non-voting | - | - | - | - | - | 451,688 | 451,688 |
| Payment of underwriting costs | - | - | (3,803) | - | - | - | (3,803) |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Reorganization – Great Lakes Bancorp, Inc. exchanges all outstanding GBSB shares, one-for-one; par value reduced from $5.00 per share to $0.001 per share | (9,806,138) | (578,634) | 10,384,772 | - | - | - | - |
| Comprehensive income: | | | | | | | |
| Net income | - | - | - | 866,899 | - | - | 866,899 |
| Change in net unrealized gain on securities available for sale, net of tax and reclassification adjustment | - | - | - | - | 323,614 | - | 323,614 |
| Total comprehensive income | | | | | | | 1,190,513 |
| Balance at December 31, 2002 | 1,962 | 116 | 18,622,473 | (1,487,356) | 466,147 | - | 17,603,342 |
| Comprehensive income: | | | | | | | |
| Net income | - | - | - | 1,325,877 | - | - | 1,325,877 |
| Change in net unrealized loss on securities available for sale, net of tax and reclassification adjustment | - | - | - | - | (866,117) | - | (866,117) |
| Total comprehensive income | | | | | | | 459,760 |
| Balance at December 31, 2003 | $ 1,962 | $ 116 | $ 18,622,473 | $ (161,479) | $ (399,970) | $ - | $ 18,063,102 |

**GREAT LAKES BANCORP, INC. AND SUBSIDIARY**
**Consolidated Statements of Cash Flows**

| | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 1,325,877 | $ 866,899 | $ (920,199) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | | |
| Depreciation, amortization and accretion | 1,566,838 | 581,619 | 240,007 |
| Deferred income tax expense (benefit) | 1,020,614 | 62,445 | (585,107) |
| Net gain on sale of securities available for sale | (579,563) | (911,199) | (492,453) |
| Net gain on sale of loans | (63,862) | - | - |
| Loss on disposition of assets | 663 | - | 2,244 |
| Provision for loan losses | 440,447 | 470,872 | 833,825 |
| Increase in other assets | (370,476) | (801,112) | (239,243) |
| Increase in other liabilities | 268,937 | 467,816 | 7,798 |
| Net cash provided (used) by operating activities | 3,609,475 | 737,340 | (1,153,128) |
| Cash flows from investing activities: | | | |
| Purchases of securities available for sale | (148,488,888) | (73,960,908) | (39,781,851) |
| Purchases of securities to be held to maturity | (2,000,000) | - | - |
| Proceeds from sales of securities available for sale | 19,415,394 | 42,589,418 | 20,616,461 |
| Proceeds from maturities and calls of securities available for sale | 22,000,000 | 8,000,000 | 2,501,000 |
| Proceeds from principal paydowns on securities available for sale | 25,016,479 | 3,181,676 | 612,314 |
| Purchase of Federal Home Loan Bank stock | (897,800) | (350,400) | (332,600) |
| Purchases of loans | (1,660,272) | - | - |
| Proceeds from sales of loans | 5,500,551 | - | - |
| Net increase in loans receivable | (88,341,129) | (74,054,402) | (56,286,845) |
| Purchase of premises and equipment | (2,885,043) | (3,134,952) | (330,684) |
| Net cash used by investing activities | (172,340,708) | (97,729,568) | (73,002,205) |
| Cash flows from financing activities: | | | |
| Net increase in deposits | 163,611,187 | 95,895,806 | 63,966,126 |
| Net (decrease) increase in short-term borrowings | (7,780,952) | 9,136,261 | (36,896) |
| Proceeds from long-term debt | 5,000,000 | - | - |
| Payment from stock offering, net | - | 4,718,291 | 3,231,214 |
| Net cash provided by financing activities | 160,830,235 | 109,750,358 | 67,160,444 |
| Net (decrease) increase in cash and cash equivalents | (7,900,998) | 12,758,130 | (6,994,889) |
| Cash and cash equivalents at beginning of year | 17,104,529 | 4,346,399 | 11,341,288 |
| Cash and cash equivalents at end of year | $ 9,203,531 | $ 17,104,529 | $ 4,346,399 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest on deposits and borrowed funds | $ 6,191,952 | $ 4,687,724 | $ 2,853,023 |
| Cash paid for income taxes | $ 226 | $ - | $ 500 |

The accompanying notes are an integral part of the consolidated financial statements.

## (1) Summary of Significant Accounting Policies

### *Nature of Operations and Principles of Consolidation*

Greater Buffalo Savings Bank (the Bank) was chartered as a New York State, shareholder owned savings bank on October 8, 1999. The Bank commenced operations on November 9, 1999, offering a broad range of loan and deposit products to consumer and small business customers in Western New York State. Great Lakes Bancorp, Inc. (the Company) was organized in February 2003 under the Delaware Corporation Law for the purpose of becoming a holding company for Greater Buffalo Savings Bank. The Agreement and Plan of Reorganization dated as of February 10, 2003 between Great Lakes Bancorp, Inc. and the Bank was approved at the Annual Meeting of Shareholders of Greater Buffalo Savings Bank held on April 29, 2003. Pursuant to the reorganization, each of the outstanding shares of $5.00 par value common stock and $5.00 par value Class B common stock were exchanged for one share of $.001 par value common stock and $.001 par value Class B common stock, respectively. As a result of the exchange, the Bank became a wholly owned subsidiary of Great Lakes Bancorp, Inc. and the Company has recognized the assets and liabilities of the bank, transferred at their carrying amounts, as of January 1, 2002. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented as if the reorganization occurred on January 1, 2002. The financial statements for the year ended December 31, 2002 reflect only the operations of the Bank, since Great Lakes Bancorp, Inc. had not been formed at that time. All significant intercompany transactions and balances have been eliminated in consolidation.

### *Use of Estimates and Basis of Presentation*

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

The accounting principles of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Certain prior period amounts have been reclassified to conform to the consolidated financial statement presentation of 2003.

### *Cash and Cash Equivalents*

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in other financial institutions and federal funds sold maturing in less than ninety days.

### *Securities*

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

***Loans***

Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income is amortized to income using a method that approximates the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in the process of collection. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on non-accrual is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

***Allowance for Loan Losses***

The allowance for loan losses is management's estimate of probable loan losses inherent in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loan exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value of observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and industry practice adjusted for qualitative factors. Additionally, the general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodology for estimating the specific losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Bank performs periodic reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. An estimated loss percentage is applied to each homogeneous segment, generally consisting of residential mortgage loans, home-equity loans, consumer loans and commercial loans. Additionally, an estimated loss percentage is applied to loans that have been classified as substandard, doubtful or as a loss by the Bank. The estimated losses associated with each of these individual components are then accumulated to obtain the total allowance for loan losses.

### *Off-Balance Sheet Credit Related Financial Instruments*

In the ordinary course of business, the Company has entered into commitments to extend credit, including commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

### *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation, which is calculated on a straight-line basis over the estimated useful lives of the assets. The cost of furniture, fixtures and equipment is being depreciated over periods ranging from three to seven years. The cost of leasehold improvements is being amortized over the estimated useful life of the asset, ranging from fifteen to thirty-nine years.

### *Income Taxes*

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### *Stock Compensation Plans*

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 12)

### *Earnings Per Share*

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. As of December 31, 2003, 2002 and 2001, all outstanding stock options have not been considered common stock equivalents because their assumed exercise would be anti-dilutive due to the stock option price being equal to or greater than the fair value of the Company stock.

### *Comprehensive Income*

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive (loss) income and related tax effects are as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Unrealized holding (losses) gains on securities available for sale | $ (839,765) | $ 1,441,714 | $ 342,050 |
| Reclassification adjustment for gains realized in income | (579,563) | (911,199) | (492,454) |
| Net unrealized (losses) gains | (1,419,328) | 530,515 | (150,404) |
| Tax effect | 553,211 | (206,901) | 62,114 |
| Net of tax amount | $ (866,117) | $ 323,614 | $ (88,290) |

The components of accumulated other comprehensive (loss) income, included in shareholders' equity, are as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Net unrealized (losses) gains on securities available for sale | $ (655,152) | $ 764,176 |
| Tax effect | 255,182 | (298,029) |
| Accumulated other comprehensive (loss) income | $ (399,970) | $ 466,147 |

### *Underwriting Costs*

Underwriting costs related to the Bank's secondary offering totaled $0 and $3,803 during the years ended December 31, 2003 and 2002, respectively, and were recorded as a reduction of proceeds from stock issuances.

### *Recent Accounting Pronouncements*

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of the guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2003 has not had a significant effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. Transferors to qualified special-purpose entities ("QSPEs") and certain other interest in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the Company would be required to apply FIN 46 as of December 31, 2003. The Interpretation had no effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This Statement did not have a material effect on the company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This Statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. This Statement had no effect on the company's consolidated financial statements.

## (2) Securities

Investments in securities are classified as trading, available for sale or held to maturity. The amortized cost, unrealized gains and losses and approximate fair value of securities available for sale at December 31, 2003 and 2002 are summarized as follows:

| December 31, 2003 | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Securities available for sale: | | | | |
| U.S. government and federal agencies: | | | | |
| Due within one year | $ 499,670 | $ 15,408 | $ - | $ 515,078 |
| Due after ten years | 16,981,058 | - | (689,507) | 16,291,551 |
| Mortgage-backed fixed rate pass-through securities | 114,531,845 | 632,895 | (741,862) | 114,422,878 |
| Corporate: | | | | |
| Due within one year | 1,001,980 | 23,100 | - | 1,025,080 |
| Due from one to five years | 3,705,050 | 104,957 | - | 3,810,007 |
| Due from five to ten years | 1,168,465 | - | (143) | 1,168,322 |
| Total securities available for sale | $ 137,888,068 | $ 776,360 | $ (1,431,512) | $ 137,232,916 |

| December 31, 2003 | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Securities to be held to maturity: | | | | |
| Other debt securities: | | | | |
| Due after ten years | $ 2,000,000 | $ - | $ (12,500) | $ 1,987,500 |
| Total securities to be held to maturity | $ 2,000,000 | $ - | $ (12,500) | $ 1,987,500 |

| December 31, 2002 | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Securities available for sale: | | | | |
| U.S. government and federal agencies: | | | | |
| Due from one to five years | $ 8,556,347 | $ 227,934 | $ (53) | $ 8,784,228 |
| Due from five to ten years | 5,000,000 | 2,001 | - | 5,002,001 |
| Mortgage-backed fixed rate pass-through securities | 39,335,869 | 519,665 | (3,057) | 39,852,477 |
| Corporate: | | | | |
| Due from one to five years | 3,069,159 | 65,473 | (47,787) | 3,086,845 |
| Total securities available for sale | $ 55,961,375 | $ 815,073 | $ (50,897) | $ 56,725,551 |

At December 31, 2003 and 2002, securities with book values of $63,975,269 and $31,688,259 and fair values of $63,520,855 and $32,310,174, respectively were pledged to secure the Bank's Treasury Tax and Loan account with the Federal Reserve Bank, short-term borrowings with the Federal Home Loan Bank, United States District Court accounts, the NYS Linked Deposit Program and subsidized and unsubsidized deposits received from the State of New York.

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of securities available for sale totaled $19,415,394, $42,589,418 and $20,616,461, respectively. Gross realized gains amounted to $598,726, $927,524 and $521,528, respectively. Gross realized losses amounted to $19,163, $16,325 and $29,074, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

| | Less Than Twelve Months | | Over Twelve Months | |
|---|---|---|---|---|
| | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value |
| Securities Available for Sale | | | | |
| U.S. government and federal agencies | $ 689,507 | $ 16,806,629 | $ - | $ - |
| Mortgage-backed | 741,862 | 114,422,878 | - | - |
| Corporate | 143 | 6,003,409 | - | - |
| Total securities available for sale | $ 1,431,512 | $ 137,232,916 | $ - | $ - |
| Securities Held to Maturity | | | | |
| Other | $ 12,500 | $ 1,987,500 | $ - | $ - |
| Total securities held to maturity | $ 12,500 | $ 1,987,500 | $ - | $ - |

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

## (3) Loans

Loans receivable are summarized as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Mortgage loans on real estate: | | |
| Residential | $ 171,651,595 | $ 109,781,247 |
| Commercial | 21,180,629 | 13,431,483 |
| Home equity | 19,924,013 | 11,996,986 |
| Total mortgage loans on real estate | 212,756,237 | 135,209,716 |
| Commercial loans | 10,429,904 | 6,139,731 |
| Consumer loans | 1,199,986 | 434,136 |
| | 224,386,127 | 141,783,583 |
| Net deferred loan origination costs | 3,372,472 | 1,851,100 |
| Allowance for loan losses | (1,807,000) | (1,377,000) |
| | $ 225,951,599 | $ 142,257,683 |

Nonaccrual and renegotiated loans for which interest has been reduced totaled approximately $286,584 and $821,129 at December 31, 2003 and 2002, respectively. Foregone interest income that would have been recorded under the original terms of such loans totaled $6,954 and $39,419 for the years ended December 31, 2003 and 2002, respectively.

Activity in the allowance for loan losses is summarized as follows:

| | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance at beginning of year | $ 1,377,000 | $ 925,000 | $ 92,000 |
| Provision for loan losses | 440,447 | 470,872 | 833,825 |
| Loans charged-off | (10,695) | (19,585) | (825) |
| Recoveries of loans previously charged-off | 248 | 713 | - |
| Balance at end of year | $ 1,807,000 | $ 1,377,000 | $ 925,000 |

## (4) Premises and Equipment, net

Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Land | $ 1,822,525 | $ 400,000 |
| Buildings and improvements | 3,778,113 | 2,588,453 |
| Construction in-process | 382,733 | 654,400 |
| Furniture, fixtures and equipment | 2,222,418 | 1,680 619 |
| Leasehold improvements | 630,686 | 628,734 |
| | 8,836,475 | 5,952,206 |
| Less accumulated depreciation and amortization | 1,070,779 | 644,286 |
| | $ 7,765,696 | $ 5,307,920 |

Depreciation expense was $426,604, $276,871 and $220,427 for the years ended December 31, 2003, 2002 and 2001, respectively. Construction in process consists primarily of the construction of a new full-service branch in Tonawanda, New York, with an anticipated completion date in Spring 2004. Costs associated with this project are expected to total $1.5 million.

At December 31, 2003, the Bank was obligated under four operating leases for office space in Buffalo, West Seneca, Kenmore and North Tonawanda, New York through October 2009, June 2010, November 2007 and July 2013, respectively. The West Seneca lease contains a cancellation clause, exercisable by the Bank after five years in consideration of a termination fee of either $75,000 or $100,000, based on branch deposits at that time. The North Tonawanda lease contains a cancellation clause with no termination fee, exercisable by the Bank at the end of the 39th month, based on branch deposits at that time. Net rent expense under these operating leases, included in occupancy, equipment and furnishings expense, was $165,571, $153,169 and $131,412 for the years ended December 31, 2003, 2002 and 2001, respectively.

The projected minimum rental payments under the terms of the leases at December 31, 2003 are as follows:

| Years Ending December 31 | Noncancelable Amount | Cancelable Amount | Total |
|---|---|---|---|
| 2004 | $ 167,672 | $ 4,998 | $ 172,670 |
| 2005 | 108,458 | 82,758 | 191,216 |
| 2006 | 70,956 | 133,012 | 203,968 |
| 2007 | 69,696 | 133,012 | 202,708 |
| 2008 | 54,396 | 133,012 | 187,408 |
| 2009 and thereafter | 45,330 | 315,732 | 361,062 |
| | $ 516,508 | $ 802,524 | $ 1,319,032 |

## (5) Deposits

Deposits at December 31, 2003 are summarized as follows:

| | Weighted Average Rate | Amount | Percent |
|---|---|---|---|
| Demand and NOW accounts, including non-interest-bearing deposits of $13,009,820 | 0.51% | $ 31,297,578 | 8.68% |
| Money market | 1.32 | 11,306,539 | 3.14 |
| Passbook savings | 2.00 | 233,634,034 | 64.78 |
| | | 276,238,151 | 76.60 |
| Certificates of deposit | 2.23 | 84,401,945 | 23.40 |
| | | $ 360,640,096 | 100.00% |

Deposits at December 31, 2002 are summarized as follows:

| | Weighted Average Rate | | Amount | Percent |
|---|---|---|---|---|
| Demand and NOW accounts, including non-interest-bearing deposits of $7,121,404 | 0.71% | $ | 21,955,121 | 11.14% |
| Money market | 1.59 | | 12,465,915 | 6.33 |
| Passbook savings | 2.95 | | 110,195,455 | 55.93 |
| | | | 144,616,491 | 73.40 |
| Certificates of deposit | 2.93 | | 52,412,418 | 26.60 |
| | | $ | 197,028,909 | 100.00% |

The aggregate amount of certificates of deposit in denominations of $100,000 or more at December 31, 2003 and 2002 was $56,540,281 and $20,561,681, respectively.

At December 31, 2003, scheduled maturities of certificates of deposit are as follows:

| | | |
|---|---|---|
| Due within 12 months | $ | 52,367,699 |
| Due between 12 and 24 months | | 8,101,839 |
| Due between 24 and 36 months | | 12,968,321 |
| Due between 36 and 60 months | | 10,926,420 |
| Thereafter | | 37,666 |
| | $ | 84,401,945 |

Interest expense on deposits is summarized as follows:

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| Demand and NOW | $ | 151,872 | $ | 140,587 | $ | 141,529 |
| Money market | | 147,062 | | 326,382 | | 548,531 |
| Passbook savings | | 4,242,143 | | 1,786,727 | | 147,060 |
| Certificates of deposit | | 1,590,262 | | 2,422,220 | | 2,016,554 |
| | $ | 6,131,339 | $ | 4,675,916 | $ | 2,853,674 |

## (6) Short-term Borrowings

At December 31, 2003, short-term borrowings consisted of a three-day advance due the Federal Home Loan Bank totaling $1,251,000 with interest at 1.27% and $107,549 of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account.

At December 31, 2002, short-term borrowings consisted of two 30-day loans due the Federal Home Loan Bank totaling $9,005,000 with interest at 1.39% and $134,501 of Treasury Tax and Loan deposits through the Bank's Federal Reserve Bank account.

## (7) Long-term Debt

In September 2003, Great Lakes Bancorp, Inc. borrowed $5,000,000 from Fifth Third Bank pursuant to a term loan transaction. The net proceeds from this loan were contributed to the capital of the Bank. This loan is evidenced by a five-year note that provides for interest only payments during the first two years at the prime rate (4% at December 31, 2003) and quarterly payments of $416,667 of principal thereafter until maturity, when the remaining principal balance and all other unpaid obligations under the note are due and payable. The term loan is secured by a pledge of all outstanding capital stock of the Bank.

The provisions of indenture relating to the Fifth Third Bank obligation contain various financial and non-financial covenants. The Company is required to maintain a "well-capitalized" designation, consistent with all applicable banking regulations, and a minimum tangible net worth of $18.3 million. In addition, the Bank's non-performing loan ratio may not exceed 1% and the loss reserve coverage ratio may not fall below 105% at the end of any quarter. As of December 31, 2003, the Company was either in compliance, or obtained a waiver, with all of the financial covenants of the obligation.

Future maturities of long-term debt for the five years subsequent to December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ - |
| 2005 | - |
| 2006 | 1,666,667 |
| 2007 | 1,666,667 |
| 2008 | 1,666,666 |
| | $ 5,000,000 |

## (8) Income Taxes

Total income taxes were allocated as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Income (loss) from operations | $ 1,021,090 | $ 62,445 | $ (584,607) |
| Shareholders' equity, for unrealized (loss) gain on securities available for sale | (553,211) | 206,901 | (62,114) |
| | $ 467,879 | $ 269,346 | $ (646,721) |

The allocation of federal and state income tax expense (benefit) between current and deferred portions is as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Current: | | | |
| Federal | $ - | $ - | $ - |
| State | (23,524) | - | 500 |
| | (23,524) | - | 500 |
| Deferred: | | | |
| Federal | 718,896 | 287,445 | (511,600) |
| State | 325,718 | (225,000) | (73,507) |
| | 1,044,614 | 62,445 | (585,107) |
| | $ 1,021,090 | $ 62,445 | $ (584,607) |

Income taxes expense differed from the statutory federal income tax rate as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Statutory federal tax rate | 34.0% | 34.0% | (34.0%) |
| Increase (decrease) resulting from: | | | |
| Federal rehabilitation investment credit | - | (19.4) | - |
| State taxes, net of federal tax benefit | 8.5 | (16.0) | (3.2) |
| Other, net | 1.0 | 8.1 | (1.6) |
| Total | 43.5% | 6.7% | (38.8%) |

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2003 | 2002 |
| Deferred tax assets: | | |
| Net unrealized loss on securities available-for-sale | $ 255,182 | $ - |
| Allowance for loan losses | 620,636 | 462,195 |
| Tax loss carryforwards | 1,122,656 | 1,499,095 |
| Tax credit carryovers | 244,119 | 222,799 |
| Other | 28,485 | 217,904 |
| | 2,271,078 | 2,401,993 |
| Deferred tax liabilities: | | |
| Net unrealized gain on securities available-for-sale | - | (298,029) |
| Deferred loan origination costs | (1,334,816) | (839,605) |
| Depreciation | (416,884) | (253,578) |
| | (1,751,700) | (1,391,212) |
| Net deferred tax asset | $ 519,378 | $ 1,010,781 |

Realization of deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers projected future taxable income over the periods in which temporary differences comprising the deferred tax assets will be deductible. Based on its assessment of current and projected operating activity and profitability, management determined that no valuation allowance is necessary at December 31, 2003 and 2002.

The Company has Federal and state net operating loss carryforwards of approximately $3,162,000 and $961,000, respectively, which begin to expire in 2019. The federal rehabilitation investment credit will expire in 2020. The state tax credits have an unlimited carryforward period.

## (9) Off-Balance Sheet Activities

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

| | Contract Amount | |
|---|---|---|
| | 2003 | 2002 |
| Commitments to grant loans | $ 11,787,860 | $ 7,592,033 |
| Unfunded commitments under lines-of-credit | 21,810,071 | 9,687,370 |
| Standby letters-of-credit | 695,000 | - |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to exiting customers. These lines-of-credit are uncollateralized, most are adjustable, usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support private borrowing arrangements and have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, and at December 31, 2003 such collateral amounted to $695.0 thousand.

## (10) Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are presented in the following tables:

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| **December 31, 2003** | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| Total risk-based capital (to risk-weighted assets): | | | | | | |
| Great Lakes Bancorp, Inc. | $ 20,053,072 | 10.4% | $ 15,425,440 | 8.0% | $ N/A | N/A% |
| Greater Buffalo Savings Bank | 25,050,164 | 13.0 | 15,439,238 | 8.0 | 19,299,048 | 10.0 |
| Tier 1 capital (to risk- weighted assets): | | | | | | |
| Great Lakes Bancorp, Inc. | 18,246,072 | 9.5 | 7,682,557 | 4.0 | N/A | N/A |
| Greater Buffalo Savings Bank | 23,243,164 | 12.0 | 7,721,981 | 4.0 | 11,582,972 | 6.0 |
| Tier 1 capital (to average assets): | | | | | | |
| Great Lakes Bancorp, Inc. | 18,246,072 | 5.1 | 14,310,645 | 4.0 | N/A | N/A |
| Greater Buffalo Savings Bank | 23,243,164 | 6.4 | 14,459,200 | 4.0 | 18,074,000 | 5.0 |
| **December 31, 2002** | | | | | | |
| Total risk-based capital (to risk-weighted assets): | | | | | | |
| Greater Buffalo Savings Bank | $ 17,503,414 | 13.6 | $ 10,296,126 | 8.0 | $ 12,870,157 | 10.0 |
| Tier 1 capital (to risk- weighted assets): | | | | | | |
| Greater Buffalo Savings Bank | 16,126,414 | 12.6 | 5,119,497 | 4.0 | 7,679,245 | 6.0 |
| Tier 1 capital (to average assets): | | | | | | |
| Greater Buffalo Savings Bank | 16,126,414 | 7.7 | 8,377,358 | 4.0 | 10,471,697 | 5.0 |

## (11) Employee Benefit Plans

During 2000 the Bank adopted a defined contribution plan covering substantially all employees. The plan provides for a salary deferral arrangement, pursuant to section 401(k) of the Internal Revenue Code as contributions to a savings plan. The plan provides for an annual contribution by the Bank of 3% of an employee's total salary, and one-half dollar for every dollar an employee contributes to the plan, up to an additional 6% of total salary. The amount charged to expense related to the plan was $108,855, $66,535 and $38,537 during the years ended December 31, 2003, 2002 and 2001, respectively.

## (12) Stock Option Plan

Options are available for issuance under the Bank's 2000 and 2002 Stock Option Plans. Under these plans, the Bank may grant non-qualified stock options to directors and founders at an exercise price equal to 100% of market price as determined by the Board of Directors, and incentive stock options to officers and other key employees at an exercise price not less that 100% of market price as determined by the Board of Directors. Generally, the options granted to founders and directors of the Bank vest immediately. Options granted to officers and employees vest over a five-year period. All options expire ten years from the date of grant. The 2000 and 2002 Stock Option Plans authorize the grant of options for up to 180,000 and 200,000 shares of the Bank's Common stock, respectively.

The Bank applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option plans. Accordingly, no compensation expense is charged to earnings for options that have an exercise price at least equal to 100% of the fair market value of the stock at the date of grant. Had compensation expense for stock option awards been determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Bank's pro forma net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| Net income | As reported | $ 1,325,877 | $ 866,899 | $ (920,199) |
| | Pro forma | 1,233,499 | 745,895 | (1,035,389) |
| Earnings per share | As reported | 0.64 | 0.42 | (0.79) |
| | Pro forma | 0.59 | 0.36 | (0.88) |

Total compensation expense would have been $92,378, $121,004 and $115,190 for the years ended December 31, 2003, 2002 and 2001, respectively. In estimating the fair value of the granted stock options, the Bank used the minimum value method. The weighted-average fair value per option of options granted during 2002 and 2001 was determined to be $3.11 and $3.71, respectively, assuming a risk-free interest rate of 4.0% and 5.09%, respectively, and a zero dividend rate. No options were granted in 2003.

The following table summarizes the plan's activity for the years ended December 31, 2003, 2002 and 2001:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 188,000 | $ 10.00 | 144,950 | $ 10.00 | 116,000 | $ - |
| Granted | - | 10.00 | 49,050 | 10.00 | 31,700 | 10.00 |
| Forfeited | (1,760) | 10.00 | (6,000) | 10.00 | (2,750) | 10.00 |
| Outstanding at end of year | 186,240 | 10.00 | 188,000 | 10.00 | 144,950 | 10.00 |
| Options exercisable at year end | 136,880 | 10.00 | 111,840 | 10.00 | 124,850 | 10.00 |
| Weighted-average fair value of options granted during the year | | $ - | | $ 3.11 | | $ 3.71 |

Options outstanding at December 31, 2003 had a weighted average remaining life of 7.07 years compared to 8.07 years and 8.66 years at December 31, 2002 and 2001, respectively.

### (13) Related Party Transactions

At December 31, 2003 and 2002, loans receivable from executive officers, directors and principal shareholders totaled $2,470,357 and $1,305,180, respectively. Corresponding interest income on these loans amounted to $47,579 and $71,589, respectively.

At December 31, 2003, approximately $15,528,850 or 4.3% of total deposits were from executive officers, directors and principal shareholders. At December 31, 2002, approximately $15,716,794 or 8.0% of total deposits were from executive officers, directors and principal shareholders. Interest paid on related party deposits totaled $369,003 and $329,758 for the years ended December 31, 2003 and 2002, respectively.

### (14) Restrictions on Dividends

Federal and state Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. Under these restrictions, the Bank may not, without the prior approval of regulators, declare dividends in excess of the sum of the current year's earnings plus the retained earnings of the two prior years. Payment of dividends is generally determined by a financial institution's growth strategy, prospective rate of earnings, ongoing capital needs, asset quality and the overall financial condition of the organization. We intend to follow a policy of retaining earnings to provide funds to operate and expand the Bank's business. Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the Bank's earnings, financial condition, cash requirements and general business conditions.

## (15) Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

***Cash and Cash Equivalents***

The carrying amounts of cash and short-term instruments approximate their fair value due to their short-term nature.

***Securities***

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

***Loans***

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of fixed-rate loans is estimated using a discounted cash flow analysis, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

***Deposits***

The fair values for demand and NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The estimated fair value of the Bank's certificates of deposits approximated $84,618,213 and $53,101,741 at December 31, 2003 and 2002, respectively.

***Short-term Borrowing***

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values.

***Long-term Debt***

The fair value of the Company's long-term debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

***Accrued Interest***

The carrying amounts of accrued interest approximate fair value.

***Off-balance Sheet Credit-related Instruments***

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimate fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (in thousands) | | | |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 5,165 | $ 5,165 | $ 3,519 | $ 3,519 |
| Interest-bearing deposits in other financial institutions | 4,038 | 4,038 | 13,586 | 13,586 |
| Securities available for sale | 137,233 | 137,233 | 56,726 | 56,726 |
| Securities held to maturity | 2,000 | 1,988 | - | - |
| Federal Home Loan Bank stock | 1,581 | 1,581 | 683 | 683 |
| Loans, net | 224,386 | 229,361 | 141,784 | 148,436 |
| Accrued interest receivable | 1,482 | 1,482 | 818 | 818 |
| Financial liabilities: | | | | |
| Deposits | 360,640 | 360,856 | 197,029 | 197,718 |
| Short-term borrowings | 1,359 | 1,359 | 9,140 | 9,140 |
| Long-term borrowings | 5,000 | 5,371 | - | - |
| Accrued interest payable | 46 | 46 | 2 | 2 |
| Off-balance sheet credit related financial instruments: | | | | |
| Commitments to extend credit | | 34,293 | | 17,279 |

## (16) Condensed Financial Statements of Parent Company

Financial information pertaining only to Great Lakes Bancorp, Inc. is as follows:

### Balance Sheet

| Assets | | December 31, 2003 |
|---|---|---|
| Cash and due from banks | $ | 3,144 |
| Investment in common stock of Greater Buffalo Savings Bank | | 23,010,426 |
| Other assets | | 115,864 |
| Total assets | $ | 23,129,434 |
| **Liabilities and Shareholders' Equity** | | |
| Long-term debt | $ | 5,000,000 |
| Accrued expenses and other liabilities | | 66,332 |
| Total liabilities | | 5,066,332 |
| Shareholders'equity | | 18,063,102 |
| Total liabilities and shareholders' equity | $ | 23,129,434 |

### Statement of Income

| | | Year ended December 31, 2003 |
|---|---|---|
| Income: | | |
| Dividends from Greater Buffalo Savings Bank | $ | 130,500 |
| Expenses: | | |
| Interest | | 56,045 |
| Operating | | 71,181 |
| Total expenses | | 127,226 |
| Income before taxes and equity in undistributed net income of Greater Buffalo Savings Bank | | 3,274 |
| Applicable income tax benefit | | (49,402) |
| | | 52,676 |
| Equity in undistributed net income of Greater Buffalo Savings Bank | | 1,018,200 |
| Net income | $ | 1,070,876 |

## Statement of Cash Flows

| | | Year ended December 31, 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,070,876 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Deferred income tax benefit | | (49,652) |
| Equity in undistributed net income of Greater Buffalo Savings Bank | | (1,018,200) |
| Increase in other assets | | (66,212) |
| Increase in accrued expenses | | 66,332 |
| Net cash provided by operating activities | | 3,144 |
| Cash flows from investing activities: | | |
| Investment in Greater Buffalo Savings Bank | | (5,000,000) |
| Net cash used for investing activities | | (5,000,000) |
| Cash flows from financing activities: | | |
| Proceeds from issuance of long-term debt | | 5,000,000 |
| Net cash provided by financing activities | | 5,000,000 |
| Net increase in cash | | 3,144 |
| Cash at beginning of year | | - |
| Cash at end of year | $ | 3,144 |

## (17) Quarterly Data (unaudited)

| | Years ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | | | 2002 | | | |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| | *(In thousands, except per share data)* | | | | | | | |
| Interest and dividend income | $ 4,139 | $ 3,581 | $ 3,204 | $ 2,880 | $ 2,712 | $ 2,476 | $ 2,076 | $ 1,784 |
| Interest expense | (1,689) | (1,572) | (1,600) | (1,374) | (1,409) | (1,327) | (1,058) | (898) |
| Net interest income | 2,450 | 2,009 | 1,604 | 1,506 | 1,303 | 1,149 | 1,018 | 886 |
| Provision for loan losses | (190) | (97) | (80) | (73) | (173) | (71) | (99) | (128) |
| Net interest income, after provision for loan losses | 2,260 | 1,912 | 1,524 | 1,433 | 1,130 | 1,078 | 919 | 758 |
| Noninterest income | 290 | 324 | 541 | 129 | 531 | 371 | 149 | 107 |
| Noninterest expenses | (1,738) | (1,648) | (1,340) | (1,340) | (1,227) | (1,064) | (950) | (873) |
| Income before income taxes | 812 | 588 | 725 | 222 | 434 | 385 | 118 | (8) |
| Income tax (provision) benefit | (437) | (214) | (283) | (87) | 131 | (150) | (46) | 3 |
| Net income (loss) | $ 375 | $ 374 | $ 442 | $ 135 | $ 565 | $ 235 | $ 72 | $ (5) |
| Earnings (loss) per common share: | | | | | | | | |
| Basic and diluted | $ 0.19 | $ .18 | $ 0.21 | $ 0.06 | $ 0.28 | $ 0.11 | $ 0.03 | $(0.002) |

## (18) Subsequent Event

On January 14, 2004 (record date), the Company offered 1,961,620 shares of common stock to our record date common shareholders and 115,750 shares of Class B common stock to our record date Class B common shareholders at a price of $9.00 per share. Each shareholder was entitled to purchase one share of stock for each share held by him on the record date. Shareholders who fully exercised their rights to purchase shares were entitled to the additional privilege of subscribing for and purchasing, subject to allocation, any shares not purchased by other shareholders in the primary subscription. The expiration date of this offering was March 15, 2004, with payment due on April 1, 2004. As of March 15, 2004, subscriptions had been received for 1,745,469 shares of common stock, totaling $15.7 million in additional capital.

### Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosure during 2003 or 2002.

### Item 8A. Controls and Procedures

The company carried out an evaluation, under the supervision and with the participation of the company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the CEO and CFO have concluded that, as of the date of this report, the company's disclosure controls and procedures are effective to ensure that material information relating to us and our consolidated subsidiary is recorded, processed, summarized and reported in a timely manner. Management will continue to review this matter with particular emphasis on the documentation of the company's disclosure controls and procedures. There has been no change in the company's internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

## Part III

### Item 9. Directors and Executive Officers of the Registrant

### Directors and Executive Officers

Our directors and executive officers and their ages as of December 31, 2003 are as follows:

| Name | Age | Position (1) |
|---|---|---|
| Barry M. Snyder (2) | 59 | Chairman of the Board of Directors |
| William A. Evans (3) | 63 | Vice Chairman of the Board of Directors |
| Andrew W. Dorn, Jr. (2) | 53 | President, Chief Executive Officer, Treasurer and Director |
| Lee M. Storch | 52 | Executive Vice President and Chief Operating Officer |
| Louis Sidoni (2) | 71 | Executive Vice President, Secretary and Director |
| Kim S. Destro | 46 | Vice President and Chief Financial Officer |
| Paul W. Bergman | 50 | Vice President and Chief Lending Officer |
| Marylou Borowiak | 43 | Vice President and Chief Banking Officer |
| Douglas S. Cohen | 44 | Vice President and Chief Administrative Officer |
| Harold Davis | 59 | Vice President and Chief Information Officer |
| Frederick A. Wolf (3) | 61 | Assistant Secretary and Director |
| Sarah Hill Buck (3) | 55 | Director |
| Carolyn B. Frank (2) | 44 | Director |
| Fred J. Hanania (4) | 70 | Director |
| Luiz F. Kahl (4) | 67 | Director |
| Gerard T. Mazurkiewicz (4) | 56 | Director |
| Brenda Williams McDuffie (2) | 49 | Director |
| Acea M. Mosey-Pawlowski (3) | 36 | Director |
| Dennis M. Penman (3) | 54 | Director |
| James A. Smith (4) | 54 | Director |
| Louis J. Thomas (3) | 61 | Director |
| David L. Ulrich (4) | 55 | Director |

(1) With the exception of Mr. Mazurkiewicz, who was appointed in June 2003, all of our directors have also been directors of Greater Buffalo Savings Bank since its inception in 1999. Our board of directors is divided into three classes, with one class elected each year at our annual meeting of stockholders to serve for a term of three years and until their successors are duly elected and qualified.

(2) Class A Director with a term expiring in 2006.

(3) Class B Director with a term expiring in 2004.

(4) Class C Director with a term expiring in 2005.

*Barry M. Snyder* has been a director since our inception in 1999 and has served as our Chairman of the Board of Directors since August 2001. He is the Chairman of the Board of Tuxedo Junction, a chain of formal wear rental stores, and the Chairman of the Board of Great Skate Hockey Supply Company, a distributor of hockey equipment in the United States. Mr. Snyder is a graduate of the State University of New York at Buffalo.

*William A. Evans* has been a director since our inception in 1999 and serves as our Vice Chairman of the Board of Directors. Since the sale of his business in 1995, Mr. Evans has been engaged in the management of Evans Enterprises, a private investment company. Mr. Evans is a graduate of the United States Military Academy at West Point and the University of Florida School of Law.

*Andrew W. Dorn, Jr.* has served as our President and Chief Executive Officer, Treasurer and as a director since we began operations in 1999. From 1995 to 1998, he served in the same capacity for Jamestown Savings Bank. Mr. Dorn is a graduate of the State University of New York at Buffalo and earned a masters degree in business administration from Canisius College.

*Lee M. Storch* joined Greater Buffalo Savings Bank in August 2003 and was named Executive Vice President and Chief Operating Officer of Great Lakes Bancorp, Inc. in September 2003. He has extensive experience in banking having been employed in various capacities with several banks from 1983 to 1996. After serving as President & Chief Executive Officer of Neuman Microtechnologies, Inc. from 1996 to 1999, he joined Orr & Reno, PA, a New Hampshire law firm, as Director of Administration. He is a graduate of Babson College and received a masters degree in business administration from Suffolk University.

*Louis Sidoni* has been an Executive Vice President, Secretary and a director since our inception in 1999. From 1993 until June 1998, he served as an Executive Vice President and Chief Operating Officer of Jamestown Savings Bank. Mr. Sidoni is a graduate of the University of Buffalo.

*Kim S. Destro* has been our Vice President and Chief Financial Officer since November 1999. From January 1997 until November 1999, she served as Vice President and Controller for Jamestown Savings Bank. Ms. Destro received a Bachelors of Science - Accounting degree from the State University of New York at Fredonia, and is a certified public accountant.

*Paul W. Bergman* has been our Vice President and Chief Lending Officer since our inception in 1999. From 1991 until such time, he was a Vice President of Key Corp. Mr. Bergman is a graduate of Canisius College.

*Marylou Borowiak* has been our Vice President and Chief Banking Officer since May 2000. From 1993 until May 200, she served as a regional Vice President for First Niagara Bank. Ms. Borowiak is a graduate of the State University of New York at Buffalo.

*Douglas S. Cohen* was appointed Vice President and Chief Administrative Officer in September 2003. From June 2001 until joining Greater Buffalo Savings Bank in June 2002, Mr. Cohen was engaged in a private consulting business. From June 1984 until June 2001, he served in various capacities at HSBC Bank USA. Mr. Cohen is a graduate of the State University of New York at Binghamton and received a masters degree in business and a certificate in human resource management from the State University of New York at Buffalo School of Management.

*Harold Davis* has been our Vice President and Chief Information Officer since our inception in 1999. From 1993 until January 1999, he served in a similar capacity for First Niagara Bank. Mr. Davis is a graduate of the State University of New York at Buffalo.

*Frederick A. Wolf* has been a director and has served as our Assistant Secretary since our inception in 1999. Since January 2000, Mr. Wolf has been County Attorney for the County of Erie, New York. Prior thereto, Mr. Wolf was engaged in the private practice of law in Buffalo, New York for approximately 32 years. Mr. Wolf is a graduate of the University of Buffalo and the State University of New York at Buffalo School of Law.

*Sarah Hill Buck* has been a director since our inception in 1999. Since 1986, she has been the owner and President of Fiduciary Services, Inc., a provider of fiduciary tax and accounting services. Prior thereto, Ms. Buck was engaged in the private practice of law in Buffalo, New York. Ms. Buck is a graduate of Bethany College and received a masters degree in psychology from the Ohio State University and a J.D. degree from the State University of New York at Buffalo School of Law.

*Carolyn B. Frank* has served as a director since our inception in 1999. From 1987 until May 2002, she was associated with Kaleida Health Systems serving, at various times, as Chief Financial Officer, Chief Executive Officer and President. Since May 2002, she has been an independent consultant to the health care industry. Mrs. Frank is a graduate of Canisius College.

*Fred J. Hanania* has been a director since our inception in 1999. From 1969 until his withdrawal from day to day management in 1989, he was the President of BWC Transportation, a cartage, leasing and transportation company. Since 1989, he has been engaged in real estate development and management. Mr. Hanania attended the University of Buffalo.

*Luiz F. Kahl* has been a director since our inception in 1999. Since 1995, he has been a principal in, and the President of, Vector Group, LLC, a private investment company. Prior thereto, Mr. Kahl was President of Carborundum Company, a manufacturer of high technology ceramic materials and ceramic fibers. Mr. Kahl received a B.S. in Engineering from the University of Rio de Janeiro and a M.S.M.E. degree from the University of Houston.

*Gerard T. Mazurkiewicz* was appointed a director in June 2003. Currently he provides tax and business consulting services to a number of private and public companies. He was employed in the Buffalo office of KPMG LLP since 1969 and was appointed Partner in Charge of the Upstate New York/Albany tax practice in 1996, serving in that capacity until his retirement from KPMG in January 2002. Mr. Mazurkiewicz is a graduate of the State University of New York at Buffalo and is a certified public accountant.

*Brenda Williams McDuffie* has been a director since our inception in 1999. She has been President of the Buffalo Urban League, Inc. since 1998. Prior thereto, she served as Executive Director for the Buffalo and Erie County Private Industry Council for 15 years. Ms. McDuffie is a graduate of the State University College of New York at Buffalo and also earned a Graduate Certificate in Human Resource Development from the State University of New York at Buffalo School of Management.

*Acea M. Mosey-Pawlowski* has been a director since our inception in 1999. Since 1995, she has been engaged in the private practice of law in Buffalo, New York and has served as in-house counsel to Allied Publishing Service, a national wholesaler of magazines. She is a graduate of Canisius College and the Thomas Cooley School of Law.

*Dennis M. Penman* has been a director since our inception in 1999. He has been an Executive Vice President and Chief Operating Officer of M. J. Peterson Real Estate Corporation, a real estate brokerage and development company, since 1980. Mr. Penman is a graduate of the State University of New York at Buffalo and the Institute of Real Estate Management.

*James A.* Smith has been a director since our inception in 1999. He has been a practicing orthopedic since 1974. Dr. Smith is a graduate of Georgetown University and the State University of New York at Buffalo School of Medicine.

*Louis J. Thomas* has been a director since our inception in 1999. Since 1970, he has served in various capacities with the United Steelworkers Union, and currently serves as Director of District 4, covering the Northeastern United States and the Commonwealth of Puerto Rico. Mr. Thomas attended East Stroudsburg State College and served on the faculty of Syracuse University.

*David L. Ulrich* has been a director since our inception in 1999. Since 1984, he has been the owner and President of Ulrich & Company, a full service insurance agency. In addition, since 1992, he has been the owner and President of Ulrich Development Company, LLC, a real estate development company. Mr. Ulrich is a graduate of Ball State University and The Home Insurance Company School of Insurance.

## Item 10. Executive Compensation

### Compensation of Directors

During 2003, unsalaried members of our board of directors received annual compensation of $3,000 for attendance at all board and committee Meetings. Members of our Executive Committee received an additional stipend in the amount of $1,800. Total director's fees during 2003 amounted to $51,500.

### Compensation of Our Executive Officers

The following table sets forth the cash compensation as well as certain other compensation paid during the years ended December 31, 2001, 2002 and 2003 for our Chief Executive Officer. None of our other executive officers received annual compensation in excess of $100,000. The amounts shown include compensation for services in all compensation capacities.

| | | Annual Compensation | | | Long Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus | Other Annual Compensation | Securities Underlying Options/ SARs(2) | All Other Compensation |
| Andrew W. Dorn, Jr., President,Chief Executive Officer and Treasurer | 2003 | $140,000 | $21,000 | $ 8,345(1) | — | — |
| | 2002 | 120,000 | — | 7,200(1) | 12,000 | — |
| | 2001 | 120,000 | — | 7,200(1) | — | — |

(1) Consists of employer contributions and matching contributions made by us for the benefit of Mr. Dorn pursuant to our 401(k) Plan.

(2) Consists of grants to Mr. Dorn under our 2000 Stock Option Plan.

### Employee Plans

***2000 Stock Option Plan.*** In October 1999, the Greater Buffalo Savings Bank 2000 Stock Option Plan, or the 2000 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by our shareholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 180,000 shares of our common stock have been reserved for issuance under the 2000 Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price for the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our board of directors and (ii) $10. Generally, options granted to our directors and founders vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2000 Option Plan expire ten years from the date of grant. In 2003, no options were granted under the 2000 Option Plan.

***2002 Stock Option Plan.*** In February 2002, the Greater Buffalo Savings Bank 2002 Stock Option Plan, or the 2002 Stock Option Plan, was adopted by Greater Buffalo Savings Bank and subsequently approved by its stockholders and the New York State Superintendent of Banks. In connection with our formation as a holding company for Greater Buffalo Savings Bank, this plan was assumed by us. 200,000 shares of our common stock have been reserved for issuance under the 2002 Stock Option Plan. Pursuant to this plan, non-qualified stock options may be granted to our directors and founders and incentive stock options may be granted to our employees, including our officers. In each instance, the exercise price of the options shall not be less than the greater of (i) the fair market value of our common stock on the date of grant as determined by our Board of Directors or (ii) $10. Generally, options granted to our directors vest immediately and options granted to our employees vest over a 5-year period at the rate of 20% per year beginning one year from the date of grant. All options granted under the 2002 Option Plan expire ten years from the date of grant. In 2003, no options were granted under the 2002 Option Plan.

***401(k) Plan.*** We maintain a 401(k) retirement savings plan which covers substantially all of our employees, including our executive officers, who have completed at least 365 days of service. We contribute an annual amount equal to 3% of each participant's base salary. Eligible participants may also contribute up to 15% of their annual compensation (15% for highly compensated employees), subject to an annual limitation as adjusted by the provisions of the Internal Revenue Code of 1986, as amended, or the Code. Participant contributions are matched by us in an amount equal to 50% of the participant's contributions. Our matching contributions are limited to an additional 3% of the participant's base salary and vest at the rate of 20% per year.

**Options Granted in Last Fiscal Year**

There were no stock options granted in 2003.

**Aggregate Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values**

The following table sets forth information with respect to our executive officers named in the compensation table set forth above concerning the exercise of options during 2003 and unexercised options held at the end of 2003.

| Name and Principal Position | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End | | Value of Unexercised in-the-Money Options At Fiscal Year End (1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Andrew W. Dorn, Jr., President, Chief Executive Officer and Treasurer | 0 | $ 0 | 22,400 | 17,600 | $ 0 | $ 0 |

(1) Represents the difference between $8.70, the book value of our common stock as of December 31, 2003, and the exercise prices of such options which are exercisable at an exercise price of $10.

**Equity Compensation Plan Information**

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2003, including the 2000 Stock Option Plan and the 2002 Stock Option Plan.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 186,240 | $10 | 193,760 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total .............................. | 186,240 | $10 | 193,760 |

## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The non-employee members of our Executive Committee currently serve as our Compensation Committee. This committee makes recommendations to our board of directors with respect to the compensation of our executive officers and reviews all of our employment policies and benefit programs.

The base salary of our Chief Executive Officer was initially set in November 1999 to be competitive with that of chief executive officers at other *de novo* banks. Our Compensation Committee has adopted a compensation strategy for our Chief Executive Officer that utilizes reasonable salaries and places heavy emphasis on incentive compensation such as cash bonuses and stock options in order to reward contributions to our long-term success. In 2003, our Chief Executive Officer's salary was increased by $20,000 to $140,000 and a bonus of $21,000 was awarded at year end. We anticipate the base salaries of our executive officers will continue to be determined by the growth and profitability of the Bank and will also be determined by competitive, market-based pay practices, performance evaluations and expected future contributions. Base salaries will most likely be targeted at the median level of salaries at comparable banks for executives with similar experience, but will also take into account unique responsibilities and performance.

Barry M. Snyder, Chairman
William A. Evans
Luiz F. Kahl
David L. Ulrich
Frederick A. Wolf
Carolyn B. Frank

### Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

### PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of December 31, 2003 regarding the beneficial ownership of our common stock and Class B common stock by: (i) each person or entity who is known by us to own beneficially more than 5% of our common stock or 5% or more of our Class B common stock; (ii) by each director; (iii) by each of or our executive officers and (iv) by all of our executive officers and directors as a group.

| | Common Stock | | Class B Common Stock | |
|---|---|---|---|---|
| Directors, Officers and 5% Shareholders | Number of Shares (1) | Percentage Of Class | Number of Shares (1) | Percentage of Class |
| Barry M. Snyder (2)(3) | 184,290 | 9.39 | — | — |
| William A. Evans (2)(4) | 123,200 | 6.28 | — | — |
| Andrew W. Dorn, Jr. (2)(5) | 40,600 | 2.07 | — | — |
| Louis Sidoni (2)(6) | 32,600 | 1.66 | — | — |
| Lee M. Storch (2) | — | — | — | — |
| Kim S. Destro (2)(7) | 3,420 | * | — | — |
| Paul W. Bergman (2)(8) | 4,220 | * | — | — |
| Marylou Borowiak (2)(9) | 5,220 | * | — | — |
| Douglas S. Cohen (2) | — | — | — | — |
| Harold Davis (2)(10) | 3,120 | * | — | — |
| Frederick A. Wolf (2)(11) | 35,200 | 1.79 | — | — |
| Sarah Hill Buck (2)(12) | 7,700 | * | — | — |
| Carolyn B. Frank (2)(13) | 7,200 | * | — | — |
| Fred J. Hanania (2)(14) | 43,200 | 2.20 | — | — |
| Luiz F. Kahl (2)(15) | 23,200 | 1.18 | — | — |
| Gerard T. Mazurkiewicz (2) | — | — | — | — |
| Brenda Williams McDuffie (2)(16) | 4,200 | * | — | — |
| Acea M. Mosey-Pawlowski (2)(17) | 42,443 | 2.16 | — | — |
| Dennis M. Penman (2)(18) | 4,200 | * | — | — |
| James A. Smith (2)(19) | 103,200 | 5.26 | — | — |
| Louis J. Thomas (2)(20) | 7,700 | * | — | — |
| David L. Ulrich (2)(21) | 103,200 | 5.26 | — | — |
| All Directors and Executive Officers as a Group (21 persons) (22) | 778,113 | 39.67 | — | — |
| Jeremy M. Jacobs | 97,880 | 4.99 | 115,750 | 100 |

* Less than 1%.

(1) Rounded to the nearest whole share. Unless otherwise indicated in the footnotes, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder, except to the extent that authority is shared by spouses under applicable law.

(2) The business address of each of the executive officers and directors is 2421 Main Street, Buffalo, New York 14214.

(3) Includes (i) 181,090 shares of common stock held by Lindrew Properties, LLC, a family limited liability company of which Mr. Snyder is the sole voting member and (ii) 2,000 shares of common stock issuable under options granted to Mr. Snyder under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Snyder under the 2002 Stock Option Plan which are exercisable within 60 days.

(4) Includes 12,000 shares of common stock issuable under options granted to Mr. Evans under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Evans under the 2002 Stock Option Plan which are exercisable within 60 days.

(5) Includes (i) 100 shares of common stock owned directly by Mr. Dorn's spouse, as to which Mr. Dorn disclaims beneficial ownership and (ii) 22,400 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 17,600 shares of common stock issuable under options granted to Mr. Dorn under the 2000 Stock Option Plan which are not exercisable within 60 days.

(6) Includes (i) 4,000 shares of common stock owned by D. A. Ross Irrevocable Trust of which Mr. Sidoni is co-Trustee and shares voting and investment power and (ii) 16,600 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 8,400 shares of common stock issuable under options granted to Mr. Sidoni under the 2000 Stock Option Plan which are not exercisable within 60 days.

(7) Includes 2,420 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Destro under the 2000 Stock Option Plan which are not exercisable within 60 days.

(8) Includes 2,720 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,280 shares of common stock issuable under options granted to Mr. Bergman under the 2000 Stock Option Plan which are not exercisable within 60 days.

(9) Includes 1,420 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 3,580 shares of common stock issuable under options granted to Ms. Borowiak under the 2000 Stock Option Plan which are not exercisable within 60 days.

(10) Includes 3,020 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are exercisable within 60 days. Excludes 2,980 shares of common stock issuable under options granted to Mr. Davis under the 2000 Stock Option Plan which are not exercisable within 60 days.

(11) Includes 9,000 shares of common stock issuable under options granted to Mr. Wolf under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Wolf under the 2002 Stock Option Plan which are exercisable within 60 days.

(12) Includes 2,000 shares of common stock issuable under options granted to Ms. Buck under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Buck under the 2002 Stock Option Plan which are exercisable within 60 days.

(13) Includes 2,000 shares of common stock issuable under options granted to Mrs. Frank under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mrs. Frank under the 2002 Stock Option Plan which are exercisable within 60 days.

(14) Includes 2,000 shares of common stock issuable under options granted to Mr. Hanania under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Hanania under the 2002 Stock Option Plan which are exercisable within 60 days.

(15) Includes 2,000 shares of common stock issuable under options granted to Mr. Kahl under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Kahl under the 2002 Stock Option Plan which are exercisable within 60 days.

(16) Includes 2,000 shares of common stock issuable under options granted to Ms. McDuffie under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. McDuffie under the 2002 Stock Option Plan which are exercisable within 60 days.

(17) Includes 2,000 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Ms. Mosey-Pawlowski under the 2002 Stock Option Plan which are exercisable within 60 days.

(18) Includes 2,000 shares of common stock issuable under options granted to Mr. Penman under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Penman under the 2002 Stock Option Plan which are exercisable within 60 days.

(19) Includes 2,000 shares of common stock issuable under options granted to Mr. Smith under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Smith under the 2002 Stock Option Plan which are exercisable within 60 days.

(20) Includes 2,000 shares of common stock issuable under options granted to Mr. Thomas under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Thomas under the 2002 Stock Option Plan which are exercisable within 60 days.

(21) Includes 2,000 shares of common stock issuable under options granted to Mr. Ulrich under the 2000 Stock Option Plan and 1,200 shares of common stock issuable under options granted to Mr. Ulrich under the 2002 Stock Option Plan which are exercisable within 60 days.

(22) Includes an aggregate of 85,580 shares of common stock issuable under options granted to our executive officers and directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are exercisable within 60 days. Excludes an aggregate of 61,020 shares of common stock issuable under options granted to our executive officers and directors under the 2000 Stock Option Plan and the 2002 Stock Option Plan which are not exercisable within 60 days.

## Item 12. Certain Relationships and Related Transactions

## CERTAIN TRANSACTIONS

Our directors and executive officers are customers of ours, have had transactions with us in the past and are expected to have transactions with us in the future. Any outstanding transactions made to any of our directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of the transaction for comparable transactions with our employees, and did not involve more than normal risk of collection or contain other terms unfavorable to us.

**Item 13. Exhibits and Reports on Form 8-K**

| | | | |
|---|---|---|---|
| (a) | Exhibit No. 31.1 | | Certifications of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| | Exhibit No 31.2 | | Certifications of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| | Exhibit No. 32 | | Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| (b) | Reports on Form 8-K | | |
| | | (1) | The company filed an 8-K on October 24, 2003, announcing commencement of the construction of its seventh branch location. (subsequently amended, December 12, 2003) |

**Item 14. Principal Accountant Fees and Services**

**Audit Fees**

The aggregate fees billed by Freed Maxick & Battaglia, CPAs, PC for each of the last two fiscal years for professional services rendered for the audit of the Company's annual financial statements and review of the Company's financial statements included in the Company's quarterly reports on Form 10-Q and services associated with SEC registration statements and other SEC filings were approximately $50,000 for the fiscal year ended December 31, 2003 and $42,300, for the fiscal year ended December 31, 2002.

**Audit-Related Fees**

Freed Maxick & Battaglia, CPAs, PC did not render any audit-related services during the fiscal years ended December 31, 2003 or December 31, 2002, other than the services described above.

**Tax Fees**

Freed Maxick & Battaglia, CPAs, PC did not render any services during the fiscal years ended December 31, 2003 or December 31, 2002 that consisted of tax compliance, tax advice or tax planning. However, for the years ended December 31, 2003 and December 31, 2002, the Company utilized RSM McGladrey, a firm affiliated with Freed Maxick & Battaglia, CPAs, PC, for tax related matters. These services consisted of federal and state tax returns preparation, compliance and planning advice, as well as cost segregation studies. The aggregate fees billed by RSM McGladrey for these services approximated $27,900 for the fiscal year ended December 31, 2003 and $7,800 for the fiscal year ended December 31, 2002.

**All Other Fees**

Freed Maxick & Battaglia, CPAs, PC did not render any services during the fiscal years ended December 31, 2003 or December 31, 2002, other than the services described above.

**Audit Committee Administration of the Engagement**

The Audit Committee approved all services provided by Freed Maxick & Battaglia, CPAs, PC during 2003 and 2002 prior to those services being performed. The independent accountants of our bank met regularly with the Audit Committee to review the status of any work in process, completed engagements and to discuss both the merits and costs associated with future services.

**SIGNATURES**

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GREATER BUFFALO SAVINGS BANK**

/s/ Andrew W. Dorn, Jr. March 26, 2004
Andrew W. Dorn, Jr.
President & Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Louis Sidoni March 26, 2004
Louis Sidoni
Executive Vice President & Secretary

/s/ Kim S. Destro March 26, 2004
Kim S. Destro
Vice President & Chief Financial Officer

**A majority of the Board of Directors**

/s/ William A. Evans, Esq. March 26, 2004
William A. Evans, Esq.

/s/ Carolyn B. Frank March 26, 2004
Carolyn B. Frank

/s/ Fred J. Hanania March 26, 2004
Fred J. Hanania

/s/ Luiz F. Kahl March 26, 2004
Luiz F. Kahl

/s/ Acea M. Mosey, Esq. March 26, 2004
Acea M. Mosey, Esq.

/s/ Dennis M. Penman March 26, 2004
Dennis M. Penman



2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

/s/ James A. Smith, M.D. ____________________ March 26, 2004
James A. Smith, M.D.

/s/ Barry M. Snyer March 26, 2004
Barry M. Snyder

/s/ Louis J. Thomas March 26, 2004
Louis J. Thomas

/s/ Davis L. Ulrich March 26, 2004
David L. Ulrich

/s/ Frederick A. Wolf, Esq. March 26, 2004
Frederick A. Wolf, Esq.

**Exhibit 31.2**

**CERTIFICATIONS PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kim S. Destro, certify that:

1. I have reviewed this annual report on Form 10-KSB of Great Lakes Bancorp, Inc. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made,

**SIGNATURES**

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GREATER BUFFALO SAVINGS BANK**

/s/ Andrew W. Dorn, Jr. March 26, 2004
Andrew W. Dorn, Jr.
President & Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Louis Sidoni March 26, 2004
Louis Sidoni
Executive Vice President & Secretary

/s/ Kim S. Destro March 26, 2004
Kim S. Destro
Vice President & Chief Financial Officer

**A majority of the Board of Directors**

/s/ William A. Evans, Esq. March 26, 2004
William A. Evans, Esq.

/s/ Carolyn B. Frank March 26, 2004
Carolyn B. Frank

/s/ Fred J. Hanania March 26, 2004
Fred J. Hanania

/s/ Luiz F. Kahl March 26, 2004
Luiz F. Kahl

/s/ Acea M. Mosey, Esq. March 26, 2004
Acea M. Mosey, Esq.

/s/ Dennis M. Penman March 26, 2004
Dennis M. Penman

/s/ James A. Smith, M.D. March 26, 2004
James A. Smith, M.D.

/s/ Barry M. Snyer March 26, 2004
Barry M. Snyder

/s/ Louis J. Thomas March 26, 2004
Louis J. Thomas

/s/ Davis L. Ulrich March 26, 2004
David L. Ulrich

/s/ Frederick A. Wolf, Esq. March 26, 2004
Frederick A. Wolf, Esq.

**Exhibit 31.1**

**CERTIFICATIONS PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Andrew W. Dorn, Jr., certify that:

1. I have reviewed this annual report on Form 10-KSB of Great Lakes Bancorp, Inc. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision , to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 26, 2004

/s/ Andrew W. Dorn, Jr.
Andrew W. Dorn, Jr.
President & Chief Executive Officer

**Exhibit 31.2**

**CERTIFICATIONS PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kim S. Destro, certify that:

1. I have reviewed this annual report on Form 10-KSB of Great Lakes Bancorp, Inc. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision , to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 26, 2004

/s/ Kim S. Destro
Kim S. Destro
Vice President & Chief Financial Officer

Exhibit 32

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Great Lakes Bancorp, Inc. (the "Company") on Form 10-KSB for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Andrew W. Dorn, Jr. and Kim S. Destro, Chief Executive Officer and Chief Financial Officer, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a)or 15(d) of the Securities Exchange Act of 1934; and,

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 26, 2004

/s/ Andrew W. Dorn, Jr.
Andrew W. Dorn, Jr.
President & Chief Executive Officer

/s/ Kim S. Destro
Kim S. Destro
Vice President & Chief Financial Officer